Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

BY AND AMONG

ALARM.COM HOLDINGS, INC.,

ENERGYHUB HOLDINGS, INC.,

ENERGYHUB, INC.

AND

SHAREHOLDER REPRESENTATIVE SERVICES LLC,

AS STOCKHOLDER REPRESENTATIVE

MAY 3, 2013

TABLE OF CONTENTS

ARTICLE I MERGER		2

1.1	The Merger	2
1.2	Effective Time; Effect of the Merger	3
1.3	Certificate and Bylaws of the Surviving Corporation	3
1.4	Directors and Officers of the Surviving Corporation	3
1.5	Conversion of Capital Stock	3
1.6	Exchange of Certificates	4
1.7	Dissenting Shares	5

ARTICLE II MERGER CONSIDERATION		6

2.1	Merger Consideration	6
2.2	Payments on the Closing Date	6
2.3	Merger Consideration Adjustment	7
2.4	Earn-Out Payments	9
2.5	Alarm Covenants/Vesting of Earnout Payment	12
2.6	Escrow Agreement	14

ARTICLE III CLOSING AND TERMINATION		14

3.1	Closing Date	14
3.2	Termination of Agreement	14
3.3	Procedure Upon Termination; Effect of Termination	15
3.4	Closing Deliveries	15

ARTICLE IV REPRESENTATIONS AND WARRANTIES OF THE COMPANY		17

4.1	Organization and Good Standing	17
4.2	Authorization of Agreement	18
4.3	Conflicts; Consents of Third Parties	18
4.4	Capitalization	18
4.5	Subsidiaries	19
4.6	Financial Statements; Books and Records; Accounts Receivable	19
4.7	No Undisclosed Liabilities	20
4.8	Absence of Certain Developments	20
4.9	Taxes	22
4.10	Real Property	23
4.11	Title; Sufficiency	24
4.12	Intellectual Property	24
4.13	Contracts and Agreements	27
4.14	Employees; Compensation	28
4.15	Employee Benefits Plans	29
4.16	Labor	31
4.17	Litigation	31
4.18	Compliance with Laws; Permits	31
4.19	Environmental Matters	32
4.20	Insurance	32

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4.21	Significant Customers and Suppliers	32
4.22	Certain Payments	33
4.23	Affiliate Transactions	33
4.24	Banking Facilities	33
4.25	Products Liability	33
4.26	Financial Advisors	34
4.27	Voting Requirements	34
4.28	Disclosure	34
4.29	No Limitation	34

ARTICLE V [INTENTIONALLY OMITTED]		34

ARTICLE VI REPRESENTATIONS AND WARRANTIES OF ALARM AND THE MERGER SUB		34

6.1	Organization and Good Standing	34
6.2	Authorization of Agreement	35
6.3	Conflicts; Consents of Third Parties	35
6.4	Litigation	35
6.5	Financial Advisors	35
6.6	Sufficiency of Funds	36

ARTICLE VII COVENANTS		36

7.1	Access to Information	36
7.2	Conduct of the Business Pending the Closing	36
7.3	Consents and Approvals	37
7.4	Further Assurances	37
7.5	Publicity	37
7.6	Tax Matters	37
7.7	Employee Stock Options	40
7.8	Continued Employment of Employees	40
7.9	Termination of Benefit Plans	40
7.10	Maintenance of Directors and Officers Liability Insurance	40
7.11	Stockholder Approval of the Merger	41

ARTICLE VIII CONDITIONS TO CLOSING		41

8.1	Conditions Precedent to Obligations of Alarm and the Merger Sub	41
8.2	Conditions Precedent to Obligations of the Company	42
8.3	Frustration of Closing Conditions	42

ARTICLE IX INDEMNIFICATION		43

9.1	Survival of Representations and Warranties	43
9.2	Indemnification of Alarm Indemnified Parties	43
9.3	Indemnification of Stockholders	44
9.4	Certain Limitations	45
9.5	Indemnification Procedures	46
9.6	Right of Setoff	47
9.7	Tax Treatment of Indemnity Payments	48
9.8	Exclusive Remedy	48

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ARTICLE X INTENTIONALLY OMITTED		48

ARTICLE XI MISCELLANEOUS		48

11.1	Payment of Sales, Use, Transfer or Similar Taxes	48
11.2	Expenses	48
11.3	Submission to Jurisdiction; Consent to Service of Process; Waiver of Jury Trial	48
11.4	Entire Agreement; Amendments and Waivers	49
11.5	Governing Law	50
11.6	Notices	50
11.7	Severability	51
11.8	Binding Effect; Assignment	51
11.9	Counterparts	51
11.10	Intentionally Omitted	51
11.11	Other Definitional and Interpretive Matters	51
11.12	Intentionally Omitted	53
11.13	Non-recourse	53
11.14	Stockholder Representative	53

ANNEX A DEFINITIONS		1

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AGREEMENT AND PLAN OF MERGER

Agreement And Plan Of Merger, dated as of May 3, 2013 (the “Agreement”), by and among Alarm.com Holdings, Inc., a Delaware corporation (“Alarm”), EnergyHub Holdings, Inc. (“Merger Sub”), EnergyHub, Inc., a Delaware corporation (the “Company”) and Shareholder Representative Services LLC, a Colorado limited liability company, solely in its capacity as Stockholder Representative.

WITNESSETH:

WHEREAS, the holders of Series B Preferred Stock of the Company identified on Exhibit A hereto (the “Series B Holders”) own all of the issued and outstanding shares of Series B Preferred Stock, $0.001 par value, of the Company (the “Series B Shares”);

WHEREAS, the holders of Series A Preferred Stock of the Company identified on Exhibit B hereto (the “Series A Holders”) own all of the issued and outstanding shares of Series A Preferred Stock, $0.001 par value, of the Company (the “Series A Shares”);

WHEREAS, the holders of Common Stock of the Company identified on Exhibit C hereto (the Common Holders”, collectively with the Series A Holders and the Series B Holders, the “Stockholders” and each individually, a “Stockholder”) own all of the issued and outstanding shares of Common Stock, $0.001 par value, of the Company (the “Common Shares”);

WHEREAS, the Company, as borrower, entered into those certain Subordinated Convertible Promissory Notes effective as of November 16, 2012 in the aggregate principal amount of $500,000.00 (the “2012 Convertible Notes”) with Point 406 Ventures I, L.P., Point 406 Ventures I-A, L.P., Physic Ventures, L.P., and Acadia Woods Partners, LLC (the “2012 Convertible Note Holders”);

WHEREAS, as of the date hereof, the obligations outstanding under the 2012 Convertible Notes (including outstanding principal and accrued and unpaid interest) equals $518,520.55;

WHEREAS, the Company, as borrower, entered into that certain Subordinated Convertible Promissory Note effective as of December 10, 2012 in the aggregate principal amount of $1,802.67 and those certain Subordinated Convertible Promissory Notes effective as of January 16, 2013 in the aggregate principal amount of $498,197.33 (collectively, the “2013 Convertible Notes”) with Kate Gottfried, New York City Investment Fund, LLC, Point 406 Ventures I, L.P., Point 406 Ventures I-A, L.P., Physic Ventures, L.P., and Acadia Woods Partners, LLC (the “2013 Convertible Note Holders”);

WHEREAS, as of the date hereof, the obligations outstanding under the 2013 Convertible Notes (including outstanding principal and accrued and unpaid interest) equals $511,850.24;

WHEREAS, on the date hereof, each of the 2012 Convertible Note Holders and 2013 Convertible Note Holders has entered into a Convertible Note Election, Termination and Release Agreement terminating each of the 2012 Convertible Notes and 2013 Convertible Notes and requiring payoff of the applicable convertible note at or immediately prior to the Closing (as

1.

defined below) of the transactions contemplated by this Agreement in an amount equal to the outstanding principal amount and all accrued and unpaid interest thereon plus a premium equal to 200% of the sum the outstanding principal amount and all accrued and unpaid interest thereon;

WHEREAS, on the terms and subject to the conditions set forth in this Agreement, Alarm desires to cause Merger Sub to merge with and into the Company, with the Company being the surviving corporation in accordance with the Delaware General Corporation Law (“DGCL”) and an wholly-owned subsidiary of Alarm (the “Merger”);

WHEREAS, pursuant to the Merger, each issued and outstanding share of Series A Preferred Stock and Series B Preferred Stock, other than certain Shares as provided in Section 1.7, will be converted into the right to receive its ratable portion of the Merger Consideration;

WHEREAS, the respective Boards of Directors of the Merger Sub and the Company have unanimously determined that this Agreement and the transactions contemplated hereunder, including the Merger, are advisable, fair to and in the best interest of their respective stockholders, and such Boards of Directors have unanimously approved this Agreement and the agreements contemplated hereunder, including the Merger, on the terms and subject to the conditions set forth in this Agreement; and

WHEREAS, certain terms used in this Agreement are defined in Annex A.

Now, Therefore, in consideration of the premises and the mutual covenants and agreements hereinafter contained and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereby agree as follows:

ARTICLE I

MERGER

1.1 The Merger.

Upon the terms and subject to the conditions contained herein, on the Closing Date, the parties hereto shall cause the Merger to be consummated by the Company executing and delivering a Certificate of Merger, substantially in the form attached hereto as Exhibit D (the “Certificate of Merger”), which shall be filed at Closing with the Secretary of State of the State of Delaware in accordance with the DGCL. Subject to the terms and conditions of this Agreement, at the Effective Time, the Merger Sub shall be merged with an into the Company in accordance with, and with the effects provided in, the applicable provisions of the DGCL, and the Company shall be the surviving corporation resulting from the Merger (sometimes hereinafter referred to as the “Surviving Corporation”) and, as a result, shall become a wholly-owned subsidiary of Alarm, shall continue to be governed by the laws of the State of Delaware and shall succeed to and assume all of the rights and obligations of the Merger Sub, and the separate corporate existence of the Merger Sub shall cease.

2.

1.2 Effective Time; Effect of the Merger.

(a) The Merger shall become effective upon the Certificate of Merger having been accepted for filing by the Secretary of State of the State of Delaware (the “Effective Time”).

(b) The Merger shall have the effects set forth in this Agreement, the Certificate of Merger and the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time, all the properties, rights, privileges, powers and franchises of the Company and the Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and the Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

1.3 Certificate and Bylaws of the Surviving Corporation.

(a) The certificate of incorporation of the Merger Sub, as in effect immediately prior to the Effective Time shall be the certificate of incorporation of the Surviving Company until amended in accordance with the provisions thereof and applicable Law; provided, however, that as of the Effective Time the certificate of incorporation shall provide that the name of the Surviving Corporation is “EnergyHub, Inc.”.

(b) The bylaws of the Merger Sub, as in effect immediately prior to the Effective Time, shall be the bylaws of the Surviving Company until amended in accordance with the provisions thereof and applicable Law; provided, however, that as of the Effective Time the bylaws shall provide that the name of the Surviving Corporation is “EnergyHub, Inc.”.

1.4 Directors and Officers of the Surviving Corporation.

(a) The directors of the Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation immediately following the Effective Time, until their respective successors are duly elected or appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

(b) The officers of the Merger Sub immediately prior to the Effective Time shall be the officers of the Surviving Corporation immediately following the Effective Time until their respective successors are duly appointed and qualified or their earlier death, resignation or removal in accordance with the certificate of incorporation and bylaws of the Surviving Corporation.

1.5 Conversion of Capital Stock.

At the Effective Time, by virtue of the Merger and without any action on the part of the holders of any securities of the Merger Sub or the Company:

(a) Each share of capital stock of the Merger Sub issued and outstanding immediately prior to the Effective Time shall be automatically converted into and become one (1) validly issued, fully paid and nonassessable share of common stock, par value $0.001 per share, of the Surviving Corporation.

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(b) All shares of capital stock that are owned by the Company as treasury stock immediately prior to the Effective Time shall be automatically canceled and shall cease to exist and no consideration shall be delivered in exchange therefor.

(c) Each share of Series A Preferred Stock (other than (i) shares to be canceled pursuant Section 1.5(b) and (ii) any Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive an amount in cash equal to the Series A Preferred Per Share Merger Consideration. As of the Effective Time, all such shares of Series A Preferred Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist.

(d) Each share of Series B Preferred Stock (other than (1) shares to be canceled pursuant Section 1.5(b) and (ii) any Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall be automatically converted into the right to receive an amount in cash equal to the Series B Preferred Per Share Merger Consideration applicable to such share. As of the Effective Time, all such shares of Series B Preferred Stock shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist.

(e) Each share of Common Stock (other than (i) shares to be canceled pursuant Section 1.5(b) and (ii) any Dissenting Shares) issued and outstanding immediately prior to the Effective Time shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist. Common Holders will receive no consideration for such shares of Common Stock.

1.6 Exchange of Certificates.

(a) The Escrow Agent shall serve as the paying agent for the Merger. At or prior to the Closing, Alarm, the Company, the Stockholder Representative and the Escrow Agent shall enter into the Escrow Agreement. On the Closing Date, Alarm shall deliver to the Escrow Agent (i) that portion of the Merger Consideration payable pursuant to Section 2.5 hereof and (ii) the Escrow Amount.

(b) Prior to the Closing, the Company shall distribute to each Stockholder a letter of transmittal in the form attached hereto as Exhibit E (each, a “Letter of Transmittal”). Each Stockholder may deliver an executed Letter of Transmittal, together with its certificates representing capital stock of the Company (the “Certificates”), to the Company no less than one (1) Business Day prior to Closing, to be held in escrow by the Company until the Closing. If such Stockholder has complied with the foregoing and the Company shall have delivered the same to the Escrow Agent prior to the Effective Time, the Escrow Agent shall deliver to each Stockholder who so delivers the Letter of Transmittal prior to the Closing and cause to be issued, without interest, the consideration payable in respect of such shares of capital stock in accordance with Section 1.5 promptly following the Closing Date and the Certificates so surrendered shall forthwith be canceled. If a Stockholder has not complied with the foregoing, the Escrow Agent shall deliver, and cause to be issued without interest, the consideration payable in respect of such shares of capital stock in accordance with Section 1.5 promptly upon receipt of an executed Letter of Transmittal and Certificates from such Stockholder and the Certificates so surrendered shall forthwith be canceled. Until so surrendered, outstanding Certificates shall be deemed from and after the Effective Time, for all corporate purposes, to evidence only the ownership of the consideration payable in respect of such shares of capital stock in accordance with Section 1.5.

4.

(c) If any Certificate shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if reasonably required by the Surviving Corporation, the posting by such Person of a bond, in such reasonable amount as the Surviving Corporation may direct, as indemnity against any claim that may be made against it with respect to such Certificate, the Surviving Corporation will pay, in exchange for such lost, stolen or destroyed Certificate, the applicable consideration to be paid in respect of the shares formerly represented by such Certificate, as contemplated herein.

(d) Neither Alarm nor the Surviving Corporation shall be liable to any Stockholder for any consideration delivered in respect of any share of the Company’s capital stock to a public official pursuant to any abandoned property, escheat or other similar law.

(e) The Surviving Corporation shall be entitled to deduct and withhold from any amount otherwise payable to any Person pursuant to this Agreement such amounts as are required to be deducted and withheld with respect to the making of such payment under any Tax Law. To the extent such amounts are so withheld and paid over to the appropriate taxing authority, the withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding were made.

1.7 Dissenting Shares.

Notwithstanding any provision of this Agreement to the contrary, if required by the DGCL, but only to the extent required thereby, shares of capital stock of the Company which are issued and outstanding immediately prior to the Effective Time and which are held by holders of such shares of capital stock of the Company who have properly exercised appraisal rights with respect thereto in accordance with the DGCL (the “Dissenting Shares”) shall not be exchangeable for the right to receive the consideration set forth in Section 1.5, and holders of such shares of capital stock shall be entitled to receive payment of the appraised value of such shares of capital stock in accordance with the provisions of the DGCL unless and until such holders fail to perfect or effectively withdraw or lose their rights to appraisal and payment under the DGCL, If, after the Effective Time, any such holder fails to perfect or effectively withdraws or loses such right, subject to the DGCL, such shares of capital stock shall thereupon be treated as if they had been converted into and to have become exchangeable for, at the Effective Time, the right to receive the applicable consideration set forth in Section 1.5, without any interest thereon, in accordance with Article I. The Company shall give Alarm (i) prompt notice of any written demands for appraisal, withdrawals of demands for appraisal and any other related instruments received by the Company and (ii) the opportunity to participate in all negotiations and proceedings with respect to demands for appraisal. The Company shall not, except with the prior written consent of Alarm, voluntarily make any payment with respect to any demands for appraisal or settle or offer to settle any such demand.

5.

ARTICLE II

MERGER CONSIDERATION

2.1 Merger Consideration.

The aggregate consideration for the shares of capital stock of the Company shall be an amount equal to (such total being referred to herein as the “Merger Consideration”):

(a) $8,500,000 (the “Base Consideration”), as adjusted pursuant to Section 2.3(a);

(b) plus, the Stockholder Earnout Payment (as defined below) that is payable to the Stockholders but only to the extent that such payments become due and payable in accordance with the terms of Section 2.4 or Section 2.5 hereof with respect to certain post-closing performance standards;

(c) as applicable, plus, the WC Underpayment, or minus, the WC Overpayment;

(d) minus, any amounts paid pursuant to Section 2.2(a) and (b) and

(e) minus, any amounts paid to Alarm or withheld from the Earnout Payments to the Sellers in accordance with Article IX and the Escrow Agreement.

2.2 Payments on the Closing Date.

At the Closing, Alarm shall, or shall cause the Merger Sub to, pay:

(a) 11.18% of the Base Consideration, as adjusted pursuant to Section 2.3(a) but in no event less than $850,000 (the “Base Escrow Amount”), to the Escrow Agent to be held in accordance with the terms of Section 2.6 and the form of Escrow Agreement attached as Exhibit F;

(b) to those Persons entitled thereto, as set forth on Schedule 2.2(b) (which such schedule shall also contain the wire instructions for each such Person):

(i) the amount of outstanding principal, accrued and unpaid interest and any pre-payment penalties, break fees or other fees owing under the Credit Agreement as of the Closing (assuming full repayment and termination of the Credit Agreement at the Closing);

(ii) the amount of outstanding principal, accrued and unpaid interest and an pre-payment penalties, break fees or other fees owing under the 2012 Convertible Notes and the 2013 Convertible Notes;

(iii) the amount of $1,000 to each holder of at least 2,000 shares of Common Stock in consideration for the releases provided in the Letter of Transmittal;

6.

(iv) to the extent not paid prior to the Closing Date and not reflected in the Net Working Capital calculation in Section 2.3, or directly paid by the Stockholders, all of the fees and expenses of the Stockholders and the Company payable in connection with the negotiation, execution and delivery of this Agreement or the transactions contemplated hereby, including, without limitation, fees and expenses of counsel and any financial advisors;

(v) amounts due and payable at Closing ,pursuant to the Company’s employee retention plan;

(vi) the amount of $10,317 to the Company to pay for the premiums related to the insurance policy purchased pursuant to Section 7.10; and

(vii) the amount to fund the Stockholder Representative Fund pursuant to Section 11.14(d) and the engagement fee to the Stockholder Representative in the amount of $45,000.

(c) the remaining amount of the Base Consideration, as adjusted pursuant to Section 2.3(a), payable pursuant to Section 2.1 (after deduction pursuant to Sections 2.2(a) and (b)) shall be paid by wire transfer of immediately available United States funds to the Escrow Agent and which funds shall be disbursed by the Escrow Agent in accordance with Section 1.5 above, upon satisfaction of the requirements set forth in Section 1.6 above, to the Series A Holders and Series B Holders, as applicable.

2.3 Merger Consideration Adjustment.

(a) The Merger Consideration will be adjusted as of the Closing Date as follows:

(i) If on the Closing Date, the Company’s cash on hand exceeds the sum of the Company’s total debt outstanding under the Convertible Notes and Credit Agreement, the Base Consideration will be increased by the amount of such excess. If on the Closing Date, the Company’s cash on hand is less than the sum of the Company’s total debt outstanding under the Convertible Notes and Credit Agreement, the Base Consideration will be decreased by the amount of such shortfall; and

(ii) If on the Closing Date, the Estimated Net Working Capital (as defined below) of the Company, exclusive of the items covered in (i) above, exceeds the Target Net Working Capital (as defined below), the Base Consideration will be increased by the amount of the excess. If on the Closing Date, the Estimated Net Working Capital of the Company is less than the Target Net Working Capital, the Base Consideration will be decreased by the amount of such shortfall. The Company shall deliver to Alarm not less than three (3) Business Days prior to the anticipated Closing Date an estimated balance sheet of the Company prepared as of a date within three (3) Business Days of the anticipated Closing Date that sets forth a good faith estimate of the Closing Net Working Capital as of the anticipated Closing Date determined in accordance with the definition of “Net Working Capital” (the “Estimated Net Working Capital”) and which estimate is consented to by Alarm, which consent shall not be unreasonably withheld.

7.

(b) Within ninety (90) days following the Closing Date, Alarm shall, or shall cause the Surviving Corporation to, prepare and deliver to the Stockholder Representative a statement of the Net Working Capital as of the end of the Business Day immediately preceding the Closing Date (the “Closing Net Working Capital”). “Net Working Capital” means the amount by which accounts receivable, pre-paid expenses, inventory and other current assets, calculated in accordance with GAAP, exceeds accounts payable, accrued expenses, warrant liability if such warrant liability exists post-Closing, deferred revenues to the extent the Company is obligated to provide services post-Closing and, to the extent not paid directly by Alarm pursuant to Section 2.2(b)(iii) hereof, the fees and expenses of the Stockholders and the Company payable in connection with the negotiation, execution and delivery of this Agreement or the transactions contemplated hereby, (including, without limitation, fees and expenses of counsel and any financial advisors) but excluding cash on hand and total debt outstanding under the Convertible Notes and Credit Agreement, calculated in accordance with GAAP.

(c) The Stockholder Representative shall, within thirty (30) days of Alarm’s delivery of the statement of Closing Net Working Capital, deliver a written notice to Alarm of any disagreement with Alarm’s calculation of Closing Net Working Capital, which notice shall specify those items or amounts as to which the Stockholder Representative disagrees, and the Stockholders shall be deemed to have agreed with all other items and amounts contained in Alarm’s statement of Closing Net Working Capital. If the Stockholder Representative fails to properly object in writing to the calculation of Closing Net Working Capital within that thirty (30) day period, the Stockholders will be deemed conclusively to have agreed to Alarm’s calculation, which shall be final and binding upon the Stockholders.

(d) If a notice of disagreement shall be duly delivered pursuant to Section 2.3(c), Alarm and the Stockholder Representative shall, during the fifteen (15) days following such delivery, use their commercially reasonable, good faith efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of Closing Net Working Capital, which amount shall not be less than the amount thereof shown in Alarm’s calculation delivered pursuant to Section 2.3(b) nor more than the amount thereof shown in the Stockholder Representative’s calculation delivered pursuant to Section 2.3(c). If, during such period, the Stockholder Representative and Alarm are unable to reach such agreement, they shall promptly thereafter cause BDO Seidman (the “Accounting Referee”) to review this Agreement and the disputed items or amounts for the purpose of calculating Closing Net Working Capital. In making such calculation, the Accounting Referee shall consider only those still unresolved items or amounts in Alarm’s calculation of Closing Net Working Capital as to which the Stockholder Representative has duly objected in accordance with Section 2.3(c). The Accounting Referee shall deliver to the Stockholder Representative and Alarm, as promptly as practicable (but in any case no later than thirty (30) days from the date of engagement of the Accounting Referee), a report setting forth such calculation. Such report shall be final and binding upon the Stockholders and Alarm. The cost of such review and report shall be borne by the party (in the case of the Stockholder Representative, solely on behalf of the Stockholders) whose determination of the Closing Net Working Capital (as set forth in the statement submitted by Alarm pursuant to Section 2.3(b) or in the Stockholder Representative’s notice of disagreement delivered in accordance with Section 2.3(c)) was farthest from the determination of the Final Net Working Capital (as defined below) determined by the Accounting Referee or equally if the determination of the Final Net Working Capital by the Accounting Referee is equidistant between the determinations of the parties.

8.

(e) Each party hereto shall, and shall cause their respective representatives to, cooperate and assist, to the extent requested by another party hereto, in the preparation of the calculation of Closing Net Working Capital and in the conduct of the review referred to in this Section 2.3, including the making available to the extent reasonably necessary of books, records, work papers and appropriate personnel.

(f) If Final Net Working Capital (as defined below) exceeds Estimated Net Working Capital: (i) the Merger Consideration shall be increased by such excess (the “WC Underpayment”), and (ii) Alarm shall pay, within ten (10) business days of the determination of the Final Net Working Capital, to the Escrow Agent the amount of the WC Underpayment, in the manner provided in Section 2.2(c). If the Final Net Working Capital is less than the Estimated Net Working Capital (such deficiency being referred to as the “WC Overpayment”): (i) the Merger Consideration shall be decreased by the WC Overpayment; and (ii) the amount of the WC Overpayment shall be released from the Escrow Amount to Alarm pursuant to the Escrow Agreement. “Final Net Working Capital” means Closing Net Working Capital: (1) as shown in Alarm’s calculation thereof if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.3(c); or (2) if such a notice of disagreement is delivered, then: (A) as agreed by the Stockholder Representative and Alarm pursuant to Section 2.3(d) or (B) in the absence of such agreement, as shown in the Accounting Referee’s calculation delivered pursuant to Section 2.3(d); provided, however, that in no event shall Final Net Working Capital be less than Alarm’s calculation of Closing Net Working Capital or more than the Stockholder Representative’s calculation of Closing Net Working Capital delivered pursuant to Section 2.3(c).

2.4 Earn-Out Payments.

(a) Stockholders shall be entitled to receive additional payments which may be earned and become payable as follows (each, an “Earnout Payment”, and collectively, the “Earnout Payments”):

(i) $4.5 million (subject to adjustment as set forth in Section 2.4(b) below) if (1) the Company exceeds $3.4 million in Total Revenue (as defined below) for the year ended December 31, 2013; and (2) the Company’s actual 2013 Software Revenue (as defined below) represents at least 37% of the Company’s Total Revenue for the same period; provided, however, if 2013 Software Revenue meets or exceeds the absolute dollar projections set forth in Schedule 2.4(e), subject to the sliding scale adjustments provided for in Section 2.4(b), for 2013 Software Revenue but falls below 37% of the Company’s 2013 Total Revenue due solely to an increase in Total Revenue above the projections for 2013 set forth on Schedule 2.4(e) then Section 2.4(a)(i) shall be satisfied.

(ii) $2.5 million (subject to adjustment as set forth in Section 2.4(b) below) if (1) the Company exceeds $5.5 million in Total Revenue (as defined below) for the year ended December 31, 2014; and (2) the Company’s actual 2014 Software Revenue (as defined below) represents at least 63% of the Company’s Total Revenue for the same period; provided,

9.

however, if 2014 Software Revenue meets or exceeds the absolute dollar projections set forth in Schedule 2.4(e), subject to the sliding scale adjustments provided for in Section 2.4(b), for 2014 Software Revenue but falls below 63% of the Company’s 2014 Total Revenue due solely to an increase in Total Revenue above the projections for 2014 set forth on Schedule 2.4(e) then Section 2.4(a)(ii) shall be satisfied.

(iii) $7.0 million (subject to adjustment as set forth in Section 2.4(b) below) if (1) the Company exceeds $11.4 million in Total Revenue (as defined below) for the year ended December 31, 2015; (2) the Company’s actual 2015 Software Revenue (as defined below) represents at least 72% of the Company’s Total Revenue for the same period; and (3) each of the Company’s EBITDA and Cash Flow are positive for 2015 (the “2015 Earnout Payment”); provided, however, if 2015 Software Revenue meets or exceeds the absolute dollar projections set forth in Schedule 2.4(e), subject to the sliding scale adjustments provided for in Section 2.4(b), for 2015 Software Revenue but falls below 72% of the Company’s 2015 Total Revenue due solely to an increase in Total Revenue above the projections for 2015 set forth on Schedule 2.4(e) then Section 2.4(a)(iii) shall be satisfied; provided, further, that the 2015 Earnout Payment, if any, shall be reduced dollar for dollar for each dollar of debt or cash funding actually provided to the Company by Alarm or an Affiliate of Alarm or any third party at the request of the Company pursuant to and in accordance with the Rolling Forecasts (as defined below) in excess of $3.0 million between the Closing Date and December 31, 2015; provided, further, that such reduction in the 2015 Earnout Payment calculated in this subsection (iii), if any, shall be offset dollar for dollar for each dollar the Company exceeds, on a cumulative basis, EBITDA targets for years 2013 through 2015, as set forth on Schedule 2.4(e).

(iv) If the requirements of subsection (iii) above are met, the entire $14.0 million Earnout Payment (subject to any adjustments set forth in subsection (iii) above) will be considered earned less any amounts previously paid pursuant to subsections (i) and (ii).

(b) Each applicable Earnout Payment shall be adjusted on a sliding scale percentage basis pursuant to the methodology set forth on Schedule 2.4(b); provided, however, in no event shall the aggregate Earnout Payments exceed $16.8 million.

(c) The parties agree that (i) during the term of the Escrow Agreement, 10% of any Earnout Payment earned pursuant to this Section 2.4 shall be delivered to the Escrow Agent pursuant to the Escrow Agreement; (ii) 15% of any Earnout Payment earned pursuant to this Section 2.4 shall be paid to the Company to be allocated to the employees of the Company as determined by the Board of Directors of the Company in consultation with the President of the Company; and (iii) 75% of any Earnout Payments earned pursuant to this Section 2.4, or in the event the Escrow Agreement has been terminated, the remainder of the Earnout Payments not retained pursuant to subsection (ii) above (in either event, inclusive of any fees due to Ackrell Capital, LLC), shall be paid to the Escrow Agent for distribution to the Stockholders in accordance with the Escrow Agreement (the “Stockholder Earnout Payment”). Any delivery of funds to the Escrow Agent pursuant to this Section 2.4 shall be made in immediately available funds within ten (10) Business Days following the determination of the applicable Final Earnout Payment. In the event that Alarm fails to deliver the Final Earnout Payment to the Escrow Agent when due, it shall also pay interest on the Final Earnout Payment at a rate of four (4)% per annum.

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(d) Within forty-five (45) days after the issuance of Alarm’s audited financial statements for the applicable fiscal year, Alarm shall prepare and deliver to the Stockholder Representative a calculation of the applicable Earnout Payment describing in reasonable detail the manner in which Alarm has calculated the Earnout Payment. The Stockholder Representative shall, within thirty (30) days of Alarm’s delivery of the calculation of the applicable Earnout Payment, deliver a written notice to Alarm of any disagreement with Alarm’s calculation of the applicable Earnout Payment, which notice shall specify those items or amounts as to which the Stockholder Representative disagrees, and the Stockholders shall be deemed to have agreed with all other items and amounts contained in Alarm’s calculation of the applicable Earnout Payment. If the Stockholder Representative fails to properly object in writing to the calculation of applicable Earnout Payment within that thirty (30) day period, the Stockholders will be deemed conclusively to have agreed to Alarm’s calculation, which shall be final and binding upon the Stockholders. If a notice of disagreement shall be duly delivered pursuant to this Section 2.4(d), Alarm and the Stockholder Representative shall, during the fifteen (15) days following such delivery, use their commercially reasonable, good faith efforts to reach agreement on the disputed items or amounts in order to determine, as may be required, the amount of the applicable Earnout Payment, which amount shall not be less than the amount thereof shown in Alarm’s calculation more than the amount thereof shown in the Stockholder Representative’s calculation. If, during such period, the Stockholder Representative and Alarm are unable to reach such agreement, they shall promptly thereafter cause the Accounting Referee to review this Agreement and the disputed items or amounts for the purpose of calculating the applicable Earnout Payment. In making such calculation, the Accounting Referee shall consider only those still unresolved items or amounts in Alarm’s calculation of the applicable Earnout Payment as to which the Stockholder Representative has duly objected in accordance with Section 2.4(d). The Accounting Referee shall deliver to the Stockholder Representative and Alarm, as promptly as practicable (but in any case no later than thirty (30) days from the date of engagement of the Accounting Referee), a report setting forth such calculation. Such report shall be final and binding upon the Stockholders and Alarm. The cost of such review and report shall be borne by the party (in the case of the Stockholder Representative, solely on behalf of the Stockholders) whose determination of the applicable Earnout Payment (as set forth in the statement delivered by Alarm pursuant to Section 2.4(d) or in the Stockholder Representative’s notice of disagreement) was farthest from the determination of the applicable Final Earnout Payment (as defined below) determined by the Accounting Referee or equally if the determination of the applicable Final Earnout Payment by the Accounting Referee is equidistant between the determinations of the parties.

(e) For purposes of this Section 2.4, the following definitions shall apply: (i) “Cash Flow” shall mean cash flow generated from the Company’s operations, determined in accordance with GAAP, less cash used for capital expenditures; (ii) “EBITDA” shall mean the Company’s earnings from operations before interest, taxes, depreciation and amortization, calculated as if it were being operated as a separate and independent corporation and in accordance with GAAP as consistently applied by Alarm as determined by the firm of independent certified public accountants engaged by Alarm for purposes of its own audit but excluding any corporate overhead or other intercompany charges between the Company and

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Alarm (or any of its Affiliates) except those which have been agreed to in advance by the President of the Company pursuant to an intercompany services agreement and any costs associated with benefits directly attributable to the Company; (iii) “Final Earnout Payment” means with respect to each Earnout Payment, the Earnout Payment: (1) as shown in Alarm’s calculation thereof if no notice of disagreement with respect thereto is duly delivered pursuant to Section 2.4(d); or (2) if such a notice of disagreement is delivered, then: (A) as agreed by the Stockholder Representative and Alarm pursuant to Section 2.4(d) or (B) in the absence of such agreement, as shown in the Accounting Referee’s calculation delivered pursuant to Section 2.4(d); provided, however, that in no event shall any Final Earnout Payment be less than Alarm’s calculation of the applicable Earnout Payment or more than the Stockholder Representative’s calculation of the applicable Earnout Payment delivered pursuant to Section 2.4(d); (iv) “Software Revenue” shall mean revenue, as determined in accordance with GAAP, derived from the Company’s energy management and demand response software platform only if such related software is hosted on servers controlled by the Company, including but not limited to: (A) platform and software service and license fees for use of Company’s platform, and (B) revenue received for demand response aggregation, energy efficiency, and grid stability services, and (C) premium and other service or subscription fees for customers with devices connected to or controlled by or with accounts on Company’s platform, and shall expressly exclude any revenue derived from non-core software, including consulting, advertising, promotion and one-time data services; (v) “Total Revenue” shall mean the total revenue of the Company for the applicable period as determined in accordance with GAAP; and (vi) “Total Revenue Operating Projections” shall mean the Total Revenue projections for the applicable year set forth in the projections attached as Schedule 2.4(e).

(f) Each party hereto shall, and shall cause their respective representatives to, cooperate and assist, to the extent reasonably requested by another party hereto, including, without limitation, the Stockholder Representative, in the preparation of the calculation of Earnout Payment and in the conduct of the review referred to in this Section 2.4, including the making available to the extent reasonably necessary of books, records, work papers and appropriate personnel. At the request of the Stockholder Representative, the Chief Financial Officer of Alarm shall be available for quarterly conference calls during which the Chief Financial Officer shall provide the Stockholder Representative with a report on the progress toward the achievement of the various thresholds set forth in this Section 2.4.

2.5 Alarm Covenants/Vesting of Earnout Payment.

(a) The parties agree that they will work together in good faith and use commercially reasonable efforts to achieve the Earnout Payments and will not take or cause or require the Company to take any actions in bad faith in order to materially and adversely impact or obstruct the achievement of the thresholds necessary to earn the Earnout Payments; provided, however, that Alarm has no obligation to operate the Company in order to maximize the amount of any Earnout Payment. In furtherance thereof, Alarm agrees that the Company will be operated as an independent wholly-owned subsidiary of Alarm under the EnergyHub name during the Earnout Period.

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(b) From the Closing through the final determination of the Stockholders’ entitlement to the Earnout Payments and the payment thereof (the “Earnout Period”), Alarm will fund the working capital and cash flow needs of the Company in the ordinary course of business in accordance with the following: On a quarterly basis, the President of the Company will provide Alarm with six month rolling forecasts (the “Rolling Forecasts”) setting forth his good faith estimate of the anticipated funding requirements necessary to implement the business plan of the Company consistent with the projections attached as Schedule 2.4(e) and in such detail as agreed upon by the Company and Alarm. The initial six month Rolling Forecast is attached hereto as Exhibit G to this Agreement and Alarm shall fund such amount at the Closing. So long as the aggregate amount of cash funds provided by Alarm to the Company during the Earnout Period has not exceeded $3,000,000, Alarm agrees to fund the second six month period in amounts consistent with the Rolling Forecast applicable to such period. Thereafter, so long as the Company has achieved at least 70% of its Total Revenue projections as set forth on Schedule 2.4(e) for the prior twelve-month period and the aggregate amount of cash funds provided by Alarm to the Company during the Earnout Period has not exceeded $3,000,000, Alarm agrees to provide the anticipated funding requirements for the succeeding six month period as set forth in the Rolling Forecasts. For clarification purposes, in no event shall Alarm be obligated to fund the Company (i) if, after the initial twelve-month period, the Company fails to achieve at least 70% of its Total Revenue projections as set forth on Schedule 2.4(e) for the prior twelve-month period or (ii) if Alarm has provided, or as a result of the applicable funding request will provide, in excess of $3,000,000 in the aggregate to the Company.

(c) The parties agree that during the Earnout Period, Seth Frader-Thompson so long as he is the President of the Company, Stephen Trundle and an individual to be named by Alarm shall be members of the Board of Directors of the Company; provided, however, in the event Stephen Trundle resigns from the board, Alarm shall be entitled to name his successor; provided, further, Alarm may increase the size of the board in its sole discretion with the vacancies created by any such increase in size to be filled by designees of Alarm.

(d) During the Earnout Period, Alarm shall cause the Company to retain Seth Frader-Thompson, Joshua Oberwetter, Andrew Martin and Matt Johnson (collectively, the “Key Employees”) as senior management of the Company unless the Company and Stockholder Representative, after consultation with Seth Frader-Thompson, mutually agree to terminate or remove such employees from their positions or the Board of Directors of the Company terminates such Key Employees for Cause. Alarm further agrees to cause the Company to use reasonable efforts to preserve the role and responsibility of the President; provided that if Seth Frader-Thompson leaves the Company or is otherwise unable to fulfill his responsibilities as President, Alarm shall be free to adjust the roles and responsibilities of the remaining employees as it determines in good faith to be necessary or advisable to carry out and increase the business of the Company.

(e) During the Earnout Period, subject to the funding limitations set forth in Section 2.5(b), above, Alarm agrees to keep the products and business lines of the Company substantially as historically operated and as contemplated by the business plans as of the Closing Date.

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2.6 Escrow Agreement.

On the Closing Date, Alarm shall pay (or cause to be paid), by wire transfer of immediately available funds, the Base Escrow Amount to the Escrow Agent, to be held in escrow to satisfy any claims by (i) Alarm for satisfaction of any Merger Consideration Adjustment pursuant to Section 2.3; or (ii) Alarm Indemnified Persons pursuant to Section 9.2. The Escrow Agreement shall direct the Escrow Agent to allocate the Escrow Amount among all of the Stockholders in accordance with the applicable respective percentages set forth on Schedule 2.6 (the “Applicable Percentage”) and, to the extent any amounts included in the Escrow Amount represent funds due to participants in the Employee Retention Plan pursuant to the schedule to the Employee Retention Plan, shall direct the Escrow Agent to allocate such funds to the Company and/or Alarm for payment through the Company’s or Alarm’s payroll processing service or system, subject to applicable withholding tax, if and when due, to such participants. If the Stockholders become obligated (whether through mutual agreement between Alarm and the Stockholder Representative, as a result of a final non-appealable judicial determination or otherwise finally determined in accordance with the terms hereof or the terms of the Escrow Agreement) to provide an adjustment payment, indemnification or another payment pursuant to or in accordance with the terms of this Agreement, Alarm and the Stockholder Representative shall, if necessary for the release of funds from the escrow, execute joint written instructions to the Escrow Agent to disburse the appropriate amounts from the Escrow Amount in accordance with the terms of this Agreement and the Escrow Agreement.

ARTICLE III

CLOSING AND TERMINATION

3.1 Closing Date.

Subject to the satisfaction of the conditions set forth in Sections 8.1 and 8.2 (or waiver in writing by the party entitled to waive such conditions), the closing of the transactions contemplated hereunder, including the Merger (the “Closing”) shall take place at the offices of Nelson Mullins Riley & Scarborough LLP, 201 17th Street, Atlanta Georgia (or at such other place as the parties may designate in writing) at 10:00 a.m. (local time) on the third Business Day after the satisfaction or waiver of each condition to the Closing set forth in Article VIII (other than conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions), unless another time or date, or both, are agreed to in writing by the parties hereto. The date on which the Closing shall be held is referred to in this Agreement as the “Closing Date”.

3.2 Termination of Agreement.

This Agreement may be terminated prior to the Closing as follows:

(a) by mutual written consent of the Company, Alarm and the Merger Sub;

(b) the Company may terminate this Agreement by giving written notice to Alarm and the Merger Sub at any time prior to the Closing if (i) Alarm and/or the Merger Sub has breached any covenant, representation or warranty in any material respect contained in this Agreement and such breach has not been cured within twenty (20) days following the delivery of

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notice of such breach to Alarm and the Merger Sub (so long the Company is then in material breach of any covenant, representation or warranty contained in this Agreement); or (ii) if the Closing shall not have occurred on or before June 30, 2013 (the “Expiration Date”), by reason of the failure of any condition precedent under Section 8.2 (unless the failure results primarily from the Company’s breach of any representation, warranty or covenant contained in this Agreement);

(c) Alarm and the Merger Sub may terminate this Agreement by giving written notice to the Company at any time prior to the Closing: (i) if the Company has breached any covenant, representation or warranty in any material respect contained in this Agreement and such breach has not been cured within twenty (20) days following the delivery of notice of such breach to the Company (so long as Alarm and/or the Merger Sub is not then in material breach of any covenant, representation or warranty contained in this Agreement); or (ii) if the Closing shall not have occurred on or before the Expiration Date, by reason of the failure of any condition precedent under Section 8.1 (unless the failure results primarily from Alarm’s breach of any representation, warranty or covenant contained in this Agreement); or

(d) by the Company, Alarm or the Merger Sub if there shall be in effect a final nonappealable Order of a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby; it being agreed that the parties hereto shall use commercially reasonable efforts to appeal any adverse determination which is not nonappealable (and pursue such appeal with reasonable diligence).

3.3 Procedure Upon Termination; Effect of Termination.

(a) In the event of termination and abandonment of this Agreement pursuant to Section 3.2, written notice thereof shall forthwith be given to the non-abandoning party, and subject to the notice and cure periods set forth in Section 3.2, this Agreement shall terminate, and the transactions contemplated hereunder shall be abandoned, without further action by Alarm, the Merger Sub or the Company.

(b) In the event that this Agreement is validly terminated in accordance with Section 3.2, then the parties shall be relieved of their duties and obligations arising under this Agreement after the date of such termination and such termination shall be without liability to the parties; provided, that no such termination shall relieve any party hereto from liability for any willful breach of this Agreement and, provided, further, that the obligations of the parties set forth in Section 7.5 (Confidentiality), Section 7.6 (Publicity) and Article XI (Miscellaneous) shall survive any such termination and shall be enforceable hereunder.

3.4 Closing Deliveries.

(a) At the Closing, the Company shall deliver, or cause to be delivered, to Alarm and/or the Merger Sub the following:

(i) intentionally omitted.

(ii) certificates referred to in Sections 8.1(a) and 8.1(b);

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(iii) written resignations of directors and officers of the Company, other than the individuals set forth on Schedule 3.4(a)(iii);

(iv) an appropriate receipt and release evidencing the termination of the Debt on Schedule 3.4(a)(iv), together with evidence of arrangements to deliver UCC-3 termination statements or similar documents evidencing the termination of all Liens held by the lenders under the Debt on Schedule 3.4(a)(iv), in form and substance reasonably satisfactory to Alarm;

(v) evidence in form and substance reasonably satisfactory to Alarm and its counsel that all mortgages, security interests, collateral assignments and other Liens (other than Permitted Exceptions) on any of the properties or assets of the Company shall have been released, discharged and terminated;

(vi) a counterpart of the Escrow Agreement, duly executed by the Stockholder Representative;

(vii) evidence in form and substance reasonably satisfactory to Alarm and its counsel that the Series B Documents have been terminated in full;

(viii) evidence in form and substance reasonably satisfactory to Alarm and its counsel that all options and the Company’s stock option plan have been terminated in full, and each shall no longer have any force or effect;

(ix) evidence in form and substance reasonably satisfactory to Alarm and its counsel that all warrants to purchase capital stock of the Company have been terminated in full, and each shall no longer have any force or effect;

(x) evidence in form and substance reasonably satisfactory to Alarm and its counsel that the agreements identified on Schedule 3.4(a)(x) have been terminated in full and no longer have any force or effect;

(xi) a certificate of the Secretary or Assistant Secretary of the Company, dated as of the Closing Date, certifying as to the incumbency of any officer or representative executing any Company Document on behalf of the Company, the resolutions of the Company’s Board of Directors and the Stockholders approving the transactions contemplated by the Company Documents, and such other customary matters as Alarm and its counsel may reasonably request;

(xii) evidence that all of the Company’s employees have entered into Alarm’s standard Work Product Assignment and Confidentiality Agreement;

(xiii) a compact disc (Which shall be permanent and accessible, without the need for any password, with readily and commercially available software) containing in electronic format, all documents posted to the datasite maintained by Ackrell Capital, LLC on behalf of the Company as of the Closing;

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(xiv) the Stockholder Consent, executed and delivered in accordance with Section 7.11, a copy of the Section 228(e) notice in connection therewith, a copy of which shall have been delivered to each Stockholder of the Company who has not signed the Stockholder Consent in accordance with the DGCL;

(xv) Letters of Transmittal executed by holders of at least 98% of the outstanding capital stock of the Company, including the Holders of 100% of the outstanding Series A Preferred Stock and Series B Preferred Stock, including affidavits from each Stockholder who is a U.S. person under Code Section 1445 and the regulations thereunder affirming that such Stockholder is not a “foreign person” within the meaning of Section 1.1445-2(b) of the Treasury Regulations and, on behalf of each Stockholder who is not a U.S. person under Code Section 1445 and the regulations thereunder, an affidavit from the Company pursuant to Code Section 1445 and Treasury Regulation Section 1.897-2(h) and 1.145-2(c)(3) affirming that the Company is not a U.S. real property holding corporation;

(xvi) any other deliverable contemplated in Section 8.1.

(b) At Closing, Alarm and the Merger Sub, as applicable, shall deliver, or cause to be delivered the following:

(i) evidence of the wire transfers referred to in Section 2.2;

(ii) the certificates referred to in Sections 8,2(a) and 8.2(b);

(iii) a counterpart of the Escrow Agreement, duly executed by Alarm; and

(iv) any other deliverable contemplated in Section 8.2.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Alarm and the Merger Sub, as of the date hereof and again as of the Closing Date, that:

4.1 Organization and Good Standing.

The Company is a corporation duly organized, validly existing and in good standing under the laws of Delaware and has all requisite power and authority to conduct its business as now conducted and to own and operate its assets as now owned and operated by it. The Company is duly qualified or authorized to do business as a foreign company and is in good standing under the laws of each jurisdiction in which it owns or leases real property and each other jurisdiction in which the conduct of its business or the ownership of its assets requires such qualification or authorization (which jurisdictions are set forth on Schedule 4.1), except where the failure to be so qualified, authorized or in good standing would not, individually or in the aggregate, have a Material Adverse Effect. True, correct and complete copies of the Organizational Documents of the Company, as currently in effect, have been delivered to Alarm.

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4.2 Authorization of Agreement.

The Company has all requisite power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by the Company in connection with the consummation of the transactions contemplated by this Agreement (collectively with this Agreement, the “Company Documents”), and to consummate the transactions and perform its obligations as contemplated thereby. The execution, delivery and performance of the Company Documents and the consummation of the transactions contemplated thereby have been duly authorized by all requisite corporate action on the part of the Company (including the Stockholders), This Agreement has been, and each of the Company Documents will be at or prior to the Closing, duly and validly executed and delivered by the Company and (assuming the due authorization, execution and delivery by Alarm) this Agreement constitutes, and each of the other Company Documents to which the Company is a party will constitute, the legal, valid and binding obligation of the Company, enforceable against it in accordance with its terms, subject to applicable bankruptcy, insolvency, reorganization, moratorium and similar laws affecting creditors’ rights and remedies generally, and subject, as to enforceability, to general principles of equity, including principles of commercial reasonableness, good faith and fair dealing (regardless of whether enforcement is sought in a proceeding at law or in equity).

4.3 Conflicts; Consents of Third Parties.

(a) None of the execution, delivery or performance by the Company of the Company Documents, the consummation of the transactions contemplated thereby, or compliance by the Company with any of the provisions thereof will: (i) cause the Company to violate or breach any Law or Order; (ii) conflict with or result in a violation of the Organizational Documents of the Company; or (iii) except as set forth on Schedule 4.3(a), conflict with or result in a breach or termination of any of the terms, conditions or provisions of, or constitute a default under, accelerate any obligations arising under, trigger any payment under, require any Consent under or notice under, result in the creation of any Lien pursuant to, or otherwise adversely affect, any Material Contract to which the Company is a party or by which its assets may be bound.

(b) Except as set forth on Schedule 4.3(b), no waiver, Order, Permit or Consent of, any Person or Governmental Body is required on the part of the Company in connection with the execution and delivery of the Company Documents or the compliance by the Company with any of the provisions thereof, or the consummation of the transactions contemplated thereby, except for such consents, waivers, approvals, Orders, Permits, authorizations, declarations, filings, or notifications that are to be obtained prior to the Closing.

4.4 Capitalization.

(a) The authorized capital stock of the Company consists of 27,293,362 shares, consisting of (i) 2,966,257 shares of Series A Preferred Stock, all of which are issued and outstanding; (ii) 8,447,334 shares of Series B Preferred Stock, of which 8,265,710 are issued and outstanding; and (iii) 15,879,771 shares of Common Stock, of which 2,123,636 are issued and outstanding. All of the issued and outstanding capital stock of the Company is held by the

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Stockholders as set forth on Schedule 4.4(a). Schedule 4.4(a) also sets forth the names of the Company’s officers and directors or other governing persons. All of the issued and outstanding Shares were duly authorized for issuance and are validly issued, fully paid and non-assessable, and were issued in compliance with the applicable provisions of the Securities Act, any applicable state “blue sky” or securities law. Except for the Shares, there are no other equity securities of the Company outstanding. None of the Shares were issued in violation of any preemptive, preferential or similar rights of any Person.

(b) Except as set forth on Schedule 4.4(b), there are not any authorized or outstanding: (i) options, warrants, calls, rights of first refusal or other rights of any character to acquire equity or debt interests from the Company or any phantom stock, stock appreciation rights or any other rights intended to provide an economic return based on changes in the value of any debt or equity securities of the Company; (ii) authorized or outstanding equity or debt securities of the Company convertible into or exchangeable for equity or debt securities of the Company; or (iii) rights or options pursuant to which the Company is required to or has the right to redeem, purchase or otherwise reacquire any equity securities, or other instrument convertible or exercisable into equity securities, of the Company. The Company is not a party to any voting trust or other Contract with respect to the voting, redemption, sale, transfer or other disposition of the Shares.

4.5 Subsidiaries.

The Company does not own any equity or debt securities or other ownership interest, directly or indirectly, in any other Person, nor is it party to any Contract to acquire any such securities or other ownership interest.

4.6 Financial Statements; Books and Records; Accounts Receivable.

(a) The Company has delivered to Alarm copies of: (i) the audited balance sheets of the Company for the fiscal year ended December 31, 2011 and the related unaudited statements of income and of cash flows (ii) the unaudited balance sheets of the Company for the fiscal year ended December 31, 2012 and the related unaudited statements of income and of cash flows (the “Annual Financial Statements”); (iii) the unaudited balance sheet of the Company at March 31, 2013 and the related consolidated statements of income and cash flows of the Company for the three-month period then ended (the “Interim Financial Statements”, collectively with the Annual Financial Statements, the “Financial Statements”).

(b) Except in the case of unaudited financial statements, for the absence of notes and subject to normal year-end adjustments, the Financial Statements: (i) have been prepared in accordance with GAAP, consistently applied, and fairly present the financial position, results of operations and cash flows of the Company as at the dates and for the periods indicated therein, and (ii) are consistent with the books and records of the Company maintained in the ordinary course of business.

(c) The respective minute and corporate or company books of the Company, and the books of account and other business records of the Company, all of which have been previously delivered to Alarm and its representatives, are accurate and complete in all material respects.

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(d) All receivables reflected in the balance sheet in the Interim Financial Statements (the “Reference Balance Sheet”), or which have arisen from the conduct of the business of the Company since the date of the Reference Balance Sheet (the “Reference Balance Sheet Date”), are valid and have arisen only from bona fide, arms-length transactions entered into in the ordinary course of business consistent with past practices, are collectible in accordance with their terms and are not subject to defease, offset or any counterclaim. Except as set forth on Schedule 4.6(d), such receivables, net of reserves, are fairly presented in accordance with GAAP, consistently applied, in the Financial Statements. Except as set forth on Schedule 4.6(d), the Company has not accepted any prepayment or other payment for products to be delivered or services to be performed on or after the Closing Date. Except as set forth on Schedule 4.6(d), the Company does not have any issued and outstanding invoices for payments due in consideration for services not yet rendered or goods not yet delivered as of the Closing Date.

4.7 No Undisclosed Liabilities.

Except as set forth on Schedule 4.7 or to the extent reflected or provided for in the Reference Balance Sheet, the Company has no Liabilities other than: (i) accounts payable and accrued expenses incurred after the Reference Balance Sheet Date in the ordinary course of business consistent with past practices, (ii) executory obligations or liabilities under Contracts listed on Schedule 4.13(a) or that are not required to be listed thereon (but not including any Liabilities or obligations arising out of any breach of Contract), (iii) Liabilities incurred in connection with the transactions contemplated hereby or (iv) that are immaterial to the Company.

4.8 Absence of Certain Developments.

Since December 31, 2012: (1) the Company has conducted its business only in the ordinary course of business consistent with past practices; and (ii) there has not been any event, change, occurrence or circumstance that has had, or is reasonably likely to have, individually or in the aggregate, a Material Adverse Effect. Except as contemplated by this Agreement or as set forth on Schedule 4.8, since December 31, 2012, the Company has not:

(a) incurred any Debt, other than in the ordinary course of business consistent with past practices;

(b) changed any accounting principles, methods or practices, or the manner the Company keeps its books and records, or its practices with regard to the booking of sales, receivables, payables or accrued expenses or materially altered its payment or collection practices;

(c) (A) granted any severance, continuation or termination pay to any director, officer, shareholder or employee; (B) entered into any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any director, officer, shareholder or employee; (C) increased, amended, or changed compensation, bonus or other benefits payable or potentially payable to current or former directors, officers, shareholders

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or employees, other than that as may be required by Law; (D) adopted any new or changed the terms of any existing bonus, pension, insurance, health or other benefit plan; or (E) represented to any employee or former employee that the Company, Alarm or any other Person would continue to maintain or implement any benefit or would continue to employ such employee after the Closing Date;

(d) suffered any damage, destruction or loss (whether or not covered by insurance) to any of its material properties or assets or disposed of any assets other than inventory in the ordinary come of business consistent with past practices;

(e) except in the ordinary course of business consistent with past practices and levels, granted customers of the business any rebates, price concessions, discounts or allowances, materially altered its pricing or payment terms or agreed to any material reduction in discounts received from suppliers;

(f) made any declaration, setting aside or payment of any dividend or other distribution with respect to, or any repurchase, redemption or other acquisition of, any of its capital stock or other equity interests;

(g) purchased, leased or otherwise acquired (whether by merger, consolidation, or other business combination, purchase of securities, purchase of assets or otherwise) any material portion of the business or assets of any other Person;

(h) made, changed or revoked any material Tax election, elected or changed any material method of accounting for Tax purposes, settled any Legal Proceeding in respect of Taxes or entered into any Contract in respect of Taxes with any Governmental Body;

(i) cancelled, waived or compromised any Debt, right or claim having a value of more than $10,000 (individually) or an aggregate value in excess of $25,000;

(j) sold, assigned, transferred or granted any Intellectual Property, entered into any settlement regarding the breach or infringement of any Intellectual Property, or taken any action (or, to the Company’s Knowledge, failed to take any action) that has resulted in, or would reasonably be likely to result in, the loss, lapse, abandonment, invalidity or unenforceability of any of its Intellectual Property;

(k) made any capital expenditures or capital additions or betterments in excess of an aggregate of $25,000;

(l) made any purchase commitment outside the ordinary course of business consistent with past practice, or made any advances to any Person, other than to employees in the ordinary course of business consistent with past practice; or

(m) committed or agreed to do any of the foregoing.

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4.9 Taxes.

Except as set forth on Schedule 4.9:

(a) The Company has timely filed all Tax Returns required to be filed by it on or before the Closing Date, all of which were true, correct and complete in all material respects. The Company has provided Alarm with copies of such Tax Returns filed in each of the immediately preceding three (3) calendar years. All Taxes required to be paid by the Company have been timely reserved for or paid, whether or not shown on any such Tax Returns. There are no Liens as a result of any unpaid Taxes (other than for current Taxes not yet due and payable) upon any of the assets of the Company. The Company has set aside adequate reserves for any accrued but unpaid Taxes. The net operating losses and carryovers relating thereto reflected on those Tax Returns are not currently subject to any restrictions or limitations on their use by the Company under Sections 382, 383 or 384 of the Code, excluding any restrictions or limitations on their use attributable to the transactions contemplated pursuant to this Agreement.

(b) All Taxes required to be withheld or collected by the Company on or before the Closing Date have been withheld or collected and have been (or will be) duly and timely paid to the proper Taxing Authority. All Persons performing services on behalf of the Company have been properly classified by the Company for purposes of Tax reporting and Tax withholding as required by applicable Law. The Company has complied in all material respects with Tax recordkeeping requirements.

(c) No deficiencies for any Taxes have been proposed, asserted or assessed by any Taxing Authority against the Company that are still pending, and no Tax Return of the Company is under current examination by any Taxing Authority.

(d) No requests for waivers of the time to assess any Taxes have been made by the Company that are still pending.

(e) There is no pending claim by any Taxing Authority of a jurisdiction where the Company has not filed Tax Returns that the Company is subject to Taxation in that jurisdiction.

(f) The Company has not received a Tax ruling or entered into a closing or similar agreement with any Taxing Authority that will be binding on the Company after the Closing. The Company has not entered into any agreement with any Taxing Authority, including any Tax allocation, Tax abatement, Tax credit, or payment in lieu of Taxes agreements.

(g) The Company has not made any payments, and there is no Contract covering any Person that, individually or collectively, could give rise to the payment of any amount (individually or in the aggregate) that would not be deductible by Alarm or the Company by reason of Section 280G of the Code or would subject the recipient thereof to Section 4999 of the Code (or any corresponding provisions of state, local or foreign Tax Law), or that were or will not be deductible under Sections 162 or 404 of the Code (or any corresponding provisions of state, local or foreign Tax law).

(h) The Company has not participated in any “reportable transaction” as defined in Treasury Regulation Section 1.6011-4(b)(1) or any transaction that is substantially similar to such a “reportable transaction.”

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(i) The Company will not be required to include in income during a portion of a Straddle Period commencing after the Closing Date and/or a Post-Closing Period any income that economically accrued and was accounted for on or prior to the Closing Date by reason of the installment method of accounting, the completion method of accounting or otherwise.

(j) The Company is not, and has not been during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code, a real property holding corporation under Section 897(c)(2)of the Code.

(k) The Company has not been a member of a consolidated group that has filed (or was required to file) a consolidated, unitary or combined Tax Return or which may result in the Company incurring Liability for the Taxes of another Person by reason of Treasury Regulation Section 1.1502-6 or any similar provision of Tax Law.

(l) The Company has no Knowledge indicating that a Taxing Authority intends to assert a claim against the Company for delinquent Taxes or that there are any applicable facts that would reasonably support such a claim by a Taxing Authority.

(m) The Company, its Company Benefit Plans (as defined below), and its fiduciaries have not (individually nor collectively) participated in any nonexempt “prohibited transaction” within the meaning of Section 406 of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”) or Code Section 4975.

4.10 Real Property.

(a) Owned Real Property. The Company does not (i) own any real property (including ground leases); (ii) hold a freehold or other ownership interest (either directly or indirectly) in any real property; or (iii) hold any option or right of first refusal or first offer to acquire any real property.

(b) Leased Real Property. Schedule 4.10(b) contains an accurate and complete list of all real property leases, subleases, licenses or other occupancy agreements to which the Company (whether as lessor or lessee) is a party (such Contracts being referred to herein as the “Real Properly Lease”). Each Real Property Lease is valid and binding on the Company and is in full force and effect; all rents and additional rents and other sums, expenses and charges due thereunder to date on each such Real Property Lease have been timely paid; and the lessee has had quiet enjoyment thereof since the commencement of the original term of such Real Property Lease and no waiver of the lessee’s obligations thereunder has been granted by the lessor. There exists no material default or event of default by the Company or, to the Company’s Knowledge, by any other party to any Real Property Lease. The Company holds the leasehold estate on all the Real Property Leases free and clear of all Liens, except for any mortgagees’ liens on the real property in which such leasehold estate is located. The real property leased by the Company is in a state of good maintenance and repair (ordinary wear and tear excepted), adequate and suitable for the purposes for which they are presently being used, and there are no material repair or restoration works likely to be required in connection with any of the leased real property. The Company is in physical possession and actual and exclusive occupation of the

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whole of each of its leased properties. To the Company’s Knowledge, no environmental claim has been made against the Company with respect to any Real Property Lease. The Company does not owe any brokerage commission with respect to any of the Real Property Leases.

4.11 Title; Sufficiency.

Except as noted on Schedule 4.11: (i) all assets owned or leased by the Company are in the possession of the Company at one of the properties subject to a Real Property Lease; (ii) such assets are in good operating condition and repair (ordinary wear and tear excepted) and are suitable for the use to which they are put; and (iii) with respect to any assets leased by the Company, such assets are in such condition as to permit the surrender thereof on the date hereof without any cost or expense for repair or restoration if the related leases were terminated on the date hereof in the ordinary course of business. Except as set forth on Schedule 4.11, the Company owns all right, title and interest in and to all of its properties and assets reflected as owned in the Reference Balance Sheet or acquired since the Reference Balance Sheet Date, free and clear of any and all Liens, other than Permitted Exceptions. The properties and assets (tangible and intangible) owned or leased by the Company constitute all of the properties and assets necessary to conduct its business as heretofore conducted.

4.12 Intellectual Property.

(a) Schedule 4.12(a) sets forth a complete and correct list of all Intellectual Property owned by the Company that is subject to any issuance, registration, application or other filing by, to or with any Governmental Authority or authorized private registrar in any jurisdiction (collectively, “Intellectual Property Registrations”), including registered trademarks, domain names and copyrights, issued and reissued patents and pending applications for any of the foregoing. All required filings and fees related to the Intellectual Property Registrations have been timely filed with and paid to the relevant Governmental Authorities and authorized registrars, including without limitation all application and maintenance fees. All Intellectual Property Registrations are otherwise in good standing (including without limitation that all assignments have been executed and recorded, and that all deadlines for responses or other submissions to the relevant Government Authorities and registrars have been timely made). No intellectual property rights, or potential intellectual property rights embodied in the Company’s patent applications set forth on Schedule 4.12(a), have lapsed, and, except as set forth on Schedule 4.12(a), no action is required within thirty (30) days following the Closing to maintain the validity and enforceability of such Intellectual Property Registrations (including without limitation any actions with respect to pending applications for intellectual property rights or registrations set forth on Schedule 4.12(a)).

(b) The Company’s Intellectual Property includes the source code, system documentation, statements of principles of operation and schematics for the operation and maintenance of all Technology Assets, as well as any pertinent commentary or explanation, that is reasonably necessary to render such materials substantially understandable and usable by a trained computer programmer. The Documentation also includes any programs owned or licensed by the Company including software code compilers, software workbenches, development tools and proprietary development languages used for the development, maintenance and implementation of the Technology Assets other than shrink wrap software which has an initial or annual license or maintenance fee of less than $5,000.

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(c) Other than the rights of the Company’s customers to access the website located at www.energyhub.com (the “Website”) and the software, applications and services provided by the Company (the “Applications”) or as set forth on Schedule 4.12(c), the Company has not granted, transferred or assigned any right or interest in the Intellectual Property to any Person. Except as set forth in Schedule 4.12(c), there are no Contracts for consideration in excess of $10,000 per Contract or $100,000 in the aggregate in effect made by or on behalf of the Company with respect to the marketing, distribution, licensing or promotion of the Intellectual Property (including Contracts made by any salesperson, distributor, sublicensor or other remarketer or sales organization, but excluding shrink wrap and similar self-executing licenses). All such Contracts are valid, binding and enforceable between the Company and, to the Company’s Knowledge, the other parties thereto, and the Company and, to the Company’s Knowledge, such other parties are in compliance in all material respects with the terms and conditions of such agreements.

(d) Except as set forth in Schedule 4.12(d): (i) the Company owns and possesses all right, title and interest in and to all Intellectual Property purported to be owned by the Company, free and clear of all Liens; and (ii) the Company has a valid, enforceable and transferable license to use, all non-owned Intellectual Property.

(e) The Intellectual Property constitutes all proprietary rights reasonably necessary or desirable for the operation of the Company’s businesses as presently conducted. No claim by any third party contesting the validity, enforceability, use or ownership of any of the Intellectual Property has been made or is currently outstanding, and, to the Knowledge of the Company there exists no basis for such claim. The Company has not received any written notices of and has no Knowledge of any facts that are reasonably likely to result in any claim by a third party that there has been any infringement or misappropriation by, or conflict with, any Person with respect to the Intellectual Property, including any demand or request that the Company license rights from, or make royalty payments to, any Person. To the Company’s Knowledge, the Intellectual Property has not infringed, misappropriated or otherwise conflicted with any proprietary tights of any third parties and the Company has no Knowledge of any infringement, misappropriation or conflict that will occur as a result of the continued operation of the Company’s business consistent with the manner that the Company has heretofore operated its business. To the Company’s Knowledge, no third party is infringing, misappropriating or diluting any intellectual property rights of the Company.

(f) Except as provided in Schedule 4.12(f), the Company has taken all commercially reasonable actions, measures and precautions to maintain, safeguard and protect all of the Intellectual Property, the Company has taken all steps required by any applicable Law to protect and secure its trade secrets to the extent reasonably necessary pursuant to such Law and, to the Company’s Knowledge, there has been no unauthorized release, disclosure or dissemination of any such trade secrets. All personnel, including employees, agents, consultants and contractors, who have contributed to or participated in the conception and development of any Intellectual Property on behalf of the Company either: (i) have been party to a “work-for-hire” arrangement or agreement with the Company, in accordance with applicable Law, that has

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accorded the Company full, effective, exclusive and original ownership of all right, title and interest, including all intellectual property rights thereby arising; or (ii) have executed appropriate instruments of assignment in favor of the Company as assignee that are separately identified on Schedule 4.12(f) and that have conveyed to the Company full, effective and exclusive ownership of all right, title and interest, including all intellectual property rights thereby arising, the forms of which are substantially similar to the copies which have been previously provided to Alarm. The agreements with current and former employees and agreements with agents, consultants and contractors which are currently in effect include restrictive covenants with respect to non-competition and non-solicitation, the forms of which are substantially similar to the copies of which have been previously provided to Alarm.

(g) To the Company’s Knowledge, all software that is used by the Company is free from any material defect or programming or documentation error, including major bugs, logic errors or failures of such software to currently operate in all material respects as described in the related documentation, and substantially conforms to the specifications of such software. To the Company’s Knowledge, the software used by the Company does not contain any “back door,” “time bomb,” “Trojan horse,” “worm,” “drop dead device,” “virus” (as these terms are commonly used in the computer software industry), or other software routines or hardware components intentionally designed to permit unauthorized access, to disrupt, disable or erase software, hardware or data, or to perform any other similar type of unauthorized activities.

(h) All information or data of any kind possessed by the Company, including but not limited to, information that is individual and identifiable to any consumer and collected from consumers (“PII”), aggregate or anonymous information collected from consumers (“Non-PIP”) and employee data (together with the PII and Non-PII, “Data”), has been collected by the Company, or obtained from any other Person, in compliance with all applicable Laws. Further, all Data is being maintained, stored, processed and used by it in compliance with all Laws. Except as set forth on Schedule 4.12(h) the Company has at all times presented a privacy policy, as updated from time to time (“Privacy Policy”), to consumers at the time of its collection of any PH or Non-PII from consumers through its services offered as part of its businesses. The Company has operated its businesses consistent with the Privacy Policy and any other references to their respective Data collection and use practices contained in marketing materials and advertisements of the Company. All such references regarding its Data collection and use practices have accurately and, as applicable and required under the context, completely described the Company’s respective information collection practices and no such notices or disclosures have been inaccurate, misleading or deceptive under applicable Law. Except as set forth on Schedule 4.12(h), the Company has not received any written notices from any Governmental Authority that its collection, possession or use of PII or Non-PII is inconsistent with or a violation of its applicable Privacy Policy or otherwise constitutes a deceptive or misleading trade practice. The Company uses commercially reasonable technical measures consistent with relevant industry practice to store and maintain all Data to protect against unauthorized access to or use of the Data. Subject to applicable Law and as set forth on Schedule 4.12(h), the Company has the unrestricted right to use the Data, free and clear of all Liens.

(i) There has been no unauthorized use, access to or disclosure of any Data while in the possession of, or under the control of, the Company. The consummation of the transactions contemplated hereby will not result in any loss or impairment of the rights to own and use any Data, nor will such consummation require the consent of any third party in respect of any Data.

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(j) Schedule 4.12(j) sets forth a list of all third party intellectual property: (i) embodied in the Website, the Applications and the content and data embodied in, delivered through, or used to operate the Website and the Applications, including all data, databases, customer lists, healthcare provider information, forms, and textual, video, graphical and multimedia works (the “Content”); (ii) licensed for use by the Company; or (iii) used by the Company in the development, hosting or provision of the Website, Applications, or Content, other than shrink wrap software which has an initial or annual license or maintenance fee of less than $5,000. Except as set forth on Schedule 4.12(j), the Company’s Intellectual Property does not contain any software subject to a GNU General Public License, a GNU Library (Lesser) General Public License, or any license containing terms substantially similar to the terms contained in either of the foregoing licenses in any material respect, specifically including the reciprocity terms applicable to source code for derivative works (each, an “Open Source License”). Except as set forth on Schedule 4.12(j), neither the Website or the Applications, as a result of intermingling or integration of code owned by the Company with any “open source” software licensed under any Open Source License is, in whole or in part, subject to the provisions of any Open Source License.

(k) The Company is, and at all times has been, in compliance in all respects with that certain Confidential Patent License Agreement dated as of October 26, 2012 by and between SIPCO, LLC and the Company (the “SIPCO License Agreement”). No claims alleging a violation by the Company of the SIPCO License Agreement are pending, or to the Knowledge of the Company, threatened. Schedule 4.12(k) sets forth any payments currently due under the SIPCO License Agreement but which payments have not been made by the Company.

4.13 Contracts and Agreements.

(a) The applicable subpart of Schedule 4.13(a) sets forth all of the following Contracts currently in effect to which the Company is a party or by which it or any of its assets is bound (collectively, with the Contracts set forth on Schedule 4.15(a), the “Material Contracts”):

(i) Contracts entered into within the last three (3) years or otherwise having executory obligations on the part of the Company and relating to the acquisition or disposition by the Company of: (A) any business, real property or business segment (whether by merger, consolidation or other business combination, sale of assets or otherwise) or the capital stock of any Person, or (B) any of the assets of the Company (other than sales of inventory or the disposition of obsolete equipment, in each case in the ordinary course of business) for consideration in excess of $25,000;

(ii) Contracts relating to the incurrence, assumption or guarantee of any Debt;

(iii) any other Contracts (or groups of related Contracts) which involve the expenditure or receipt of more than $25,000 annually or more than $100,000 over the remaining term thereof (other than purchases of inventory in the ordinary course of business), or require performance by any party more than one year from the date hereof, that, in each case, are not terminable by the Company without penalty on notice of sixty (60) days or less;

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(iv) Contracts restricting the ability of the Company to operate any business;

(v) Contracts that require the Company to purchase minimum quantities (or pay any amount for failure to purchase any specific quantities) of goods or services, or to deal with any Person on an exclusive basis, or containing “most favored nations” or similar pricing arrangements;

(vi) Contracts that require the Company to indemnify or hold harmless any other Person;

(vii) Contracts that provide for any partnership, joint venture, strategic alliance, teaming or similar arrangement;

(viii) Contracts that provide for or relate to any employment or consulting relationship with any Person (other than at-will arrangements);

(ix) Contracts pursuant to which the Company grants or is granted a license of any Intellectual Property;

(x) Contracts granting a power of attorney;

(xi) Contracts relating to the sales or distributions of the Company’s products or services (excluding purchase and sales orders entered into in the ordinary course of business but including master sales contracts with the Company’s customers); and

(xii) Contracts that are otherwise material to the business, operations or financial condition of the Company and are outside the Company’s ordinary course of business.

(b) True, correct and complete copies of all Material Contracts as currently in effect have previously been delivered to Alarm. Except as set forth on Schedule 4.13(b), the Company is not in default under any Material Contract. To the Knowledge of the Company, no other party to a Material Contract has breached, violated or defaulted under any Material Contract and no circumstance exists that, with notice or lapse of time or both (including the transactions contemplated by this Agreement), would constitute such a default by any party thereto.

4.14 Employees; Compensation.

Schedule 4.14(a) lists the name of each employee (including leased employees) and independent contractors of the Company and the date of employment, position and the total current annual compensation payable to each such individual, including all wages, bonuses, commissions, allowances, and any other compensation forfeited or cancelled within the preceding 12 months. All wages, bonuses, commissions, and allowances with respect to any period prior to the Closing Date have been fully paid or accrued. All persons classified as non-employees and all individuals classified as exempt from overtime requirements were at all times properly classified as such. Seth Frader-Thompson is the only Stockholder who is also an employee of the Company.

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4.15 Employee Benefits Plans.

(a) Schedule 4.15(a) lists each “employee benefit plan” (as defined in ERISA) and any other plan, Contract or policy providing bonuses, profit sharing benefits, pension benefits, compensation, deferred compensation, stock options, phantom stock, stock appreciation rights, stock purchase rights, fringe benefits, severance payments, post-retirement benefits, scholarships, health and welfare benefits, disability benefits, sick leave pay, vacation pay, commissions, payroll practices, retention payments or other benefits (each such plan, Contract or policy is referred to herein as a “Company Benefit Plan”) that: (i) the Company sponsors or has or could have Liability with respect to, or has or could have any obligation to contribute to for the benefit of current or former employees, directors, or any other Person performing services for the Company. The Company has delivered to Alarm true, correct and complete copies of: (i) each Company Benefit Plan document, any amendments thereto, and all documents embodying and relating to such Company Benefit Plan, including third-party services agreements, investment management contracts, and any other administrative services agreement; (ii) annual reports including Forms 5500 (with schedules attached), 990 and 1041 for the preceding three (3) years for the plan and any related trust; (iii) the most recent summary plan description for each Company Benefit Plan for which such summary plan description is required; (iv) each trust agreement and insurance or group annuity contract relating to any Company Benefit Plan; (v) each communication within the preceding 12 months involving a plan or any related trust to or from the IRS, Department of Labor (“DOL”), Pension Benefit Guaranty Corporation (PBGC) or any other Governmental Body; and (vi) the most recent determination letter received from the IRS pertaining to any Company Benefit Plan that is a Company Pension Plan (as defined below).

(b) Schedule 4.15(b) lists each voluntary benefit plan available to employees which is considered to be exempt from ERISA under DOL Regulation Section 2510.3-1(j).

(c) Each Company Benefit Plan maintained, contributed to or required to be contributed to by the Company has been administered in all respects in accordance with its terms and with the applicable provisions of ERISA, the Code (including the rules and regulations thereunder) and all other applicable Laws.

(d) Schedule 4.15(d) lists each Company Benefit Plan that is an “employee pension benefit plan” (as defined in Section 3(2) of ERISA) that is intended to be tax qualified under Section 401(a) of the Code (each, a “Company Pension Plan”). All Company Pension Plans that are maintained, contributed to or required to be contributed to by the Company or any ERISA Affiliate are so qualified. No event has occurred since the date of the most recent determination letter or application therefor relating to any such Company Pension Plan that would adversely affect the qualification of such Company Pension Plan. No Legal Proceeding (other than routine benefit claims) has been asserted or instituted or to the Knowledge of the Company, threatened against any Company Benefit Plan, any trustee or fiduciaries thereof, the Company or any ERISA Affiliate, or any of the assets of any Company Benefit Plan or any related trust.

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(e) Schedule 4.15(e) lists each Company Benefit Plan that is a “nonqualified deferred compensation plan” (as defined in Code Section 409A(d)(1)). Each of the Company’s nonqualified deferred compensation plans has been, since January 1, 2005, in compliance with Code Section 409A, Internal Revenue Service Notice 2005-1, and all applicable notices, guidance, and regulations as may be in effect from time to time. No stock option granted under any Company Benefit Plan has an exercise price that has been or may be less than the fair market value of the underlying stock as of the date such option was granted or has any feature for the deferral of compensation other than the deferral of recognition of income until the later of exercise or disposition of such option.

(f) All contributions, deferrals, premiums and benefit payments under or in connection with the Company Benefit Plans that are required to have been made as of the Closing will have been (or will be) timely made or have been reflected on the Reference Balance Sheet. No Company Pension Plan has an “accumulated funding deficiency” (as such term is defined in Section 302 of ERISA or Section 412 of the Code), whether or not waived.

(g) Except as set forth on Schedule 4.15(g), the Company and its ERISA Affiliates do not currently maintain, contribute to or participate in, nor at any time have any of them had an obligation to maintain, contribute to, or otherwise participate in any employee benefit plans that are “multiemployer plans” (within the meaning of Section 3(37) of ERISA or Code Section 414(f)), “multiple employer plans” (within the meaning of Code Section 413(c)), plans that are subject to the provisions of Title IV of ERISA, or a welfare plan that is a “multiple employer welfare arrangement” (within the meaning of Section 3(40) of ERISA). Except as set forth on Schedule 4.15(g), neither the Company nor any of their ERISA Affiliates (i) has withdrawn or partially withdrawn from any multiemployer plan, or (ii) has any withdrawal liabilities with respect to any such plans.

(h) Each of the Company and its ERISA Affiliates, each Company Benefit Plan and each Company Benefit Plan “sponsor” or “administrator” (within the meaning of Section 3(16) of ERISA) has complied in all respects with the applicable requirements of Section 4980B of the Code and Section 601 et seq. of ERISA (such statutory provisions and predecessors thereof are referred to herein collectively as “COBRA”) and any comparable state Law. Schedule 4.15(h) lists the name of each Covered Employee who has experienced a “Qualifying Event” (as defined in COBRA) with respect to any Company Benefit Plan for purposes of “Continuation Coverage” (as defined in COBRA) and whose maximum period for Continuation Coverage required by COBRA or state Law has not expired. Schedule 4.15(h) also lists the name of each Covered Employee who is on leave of absence (paid or unpaid) and whether such person is eligible for Continuation Coverage.

(i) The Company and each Company Benefit Plan are in compliance with the applicable provisions of the Health Insurance Portability and Accountability Act of 1996, as amended (“HIPAA”) and the Patient Protection and Affordable Care Act, as amended (“PPACA”), including, but not limited to, any applicable notice and/or disclosure requirements thereunder.

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(j) The Company has the requisite power to amend and/or terminate each Company Benefit Plan without prior notice or approval. The consummation of the transactions contemplated by this Agreement will not give rise to any Liability for any employee benefits payable by the Company. No Company Benefit Plan provides for post-employment benefits of any kind whatsoever (other than under COBRA, the Federal Social Security Act or any Company Benefit Plan qualified under Section 401(a) of the Code) to any former director or employee of, or other provider of services to, the Company or an ERISA Affiliate (or a beneficiary of any such Person), nor have any representations, agreements, covenants or commitments been made to provide such benefits.

4.16 Labor.

(a) No employee of the Company is represented by a labor union and there are no Contracts with any labor union or association representing any employees of the Company. To the Knowledge of the Company, no petition has been filed or other proceedings instituted by an employee or group of employees with any labor relations board seeking recognition of a bargaining representative; and to the Knowledge of the Company, there is no organizational effort currently being made or threatened by, or on behalf of, any labor union to organize any employees, and no demand for recognition of employees has been made by, or on behalf of; any labor union.

(b) The Company has previously delivered to Alarm true, correct and complete summaries of all: (i) workers’ compensation claims filed against the Company; and (ii) charges, grievances, complaints or notices of violation filed with, or otherwise made by, the Occupational Safety and Health Administration against the Company.

4.17 Litigation.

(a) Except as set forth on Schedule 4.17(a), there are no Legal Proceedings pending or, to the Knowledge of the Company, threatened against the Company, or to which the Company is otherwise a party, or to which any of their respective assets or businesses is subject.

(b) Except as described on Schedule 4.17(b), there are not outstanding Orders that are applicable to, or otherwise affect, the Company or any of its assets. Schedule 4.17(b) lists any settlement agreements to which the Company is a party or by which it is bound.

(c) Schedule 4.17(c) describes all claims for indemnification or breach asserted by or against the Company at any time in the past five (5) years arising out of the acquisition of any business or business segment from any other Person.

(d) There is no Legal Proceeding pending, or to the Knowledge of the Company, threatened, that in any manner challenges or seeks, or reasonably could be expected to prevent, enjoin, alter or delay any of the transactions contemplated by this Agreement.

4.18 Compliance with Laws; Permits.

(a) The Company is, and at all times in the preceding five (5) years has been, in compliance in all material respects with all Laws. No claims or investigations alleging any material violation by the Company of any Laws are pending or, to the Knowledge of the Company, threatened. Schedule 4.18(a) sets forth any claims or investigations resolved or otherwise concluded within the past five (5) years alleging any violation of any Laws.

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(b) The Company currently has all material Permits which are required for the operation of its respective businesses (all of which: (i) are listed on Schedule 4.18(b); (ii) have been previously delivered to Alarm; and (iii) are in full force and effect). The Company has complied at all times in the preceding five (5) years, and is presently in compliance, in all material respects, with the terms and conditions of all Permits. No loss, non-renewal, suspension, modification or expiration of, nor any noncompliance with, any material Permit is pending or, to the Knowledge of the Company, threatened.

4.19 Environmental Matters.

Seller has been, and has conducted the Business, in compliance with all Environmental Laws and has not received any notice of any noncompliance with any Environmental Law or any Liability or remedial or corrective obligation thereunder or any Proceeding relating thereto. No facts, events or circumstances with respect to the past or present operations by Seller or its Affiliates would prevent continued compliance in all material respects with, or give rise to any Liability (contingent or otherwise) under, any Environmental Law.

4.20 Insurance.

All insurance policies pertaining to the Company are listed on Schedule 4.20 and are in full force and effect on the date hereof. The Company has delivered to Alarm true, correct and complete copies of such insurance policies. Excluding insurance policies that have expired and been replaced in the ordinary course of business, no insurance policy has been cancelled or not renewed within the last two (2) years and, to the Knowledge of the Company, no threat has been made to cancel or not renew any insurance policy of the Company. Schedule 4.20 sets forth: (i) a complete insurance claims history during the three (3) years ending December 31, 2012 (including claims under former policies); and (ii) a list of all pending insurance claims (including such claims made under any former policies). None of the insurers under any such insurance policies has rejected the defense or coverage of any claim purported to be covered by such insurer or has reserved the right to reject the defense or coverage of any claim purported to be covered by such insurer. The Company has no Liability for retrospective premium adjustments under any insurance policies.

4.21 Significant Customers and Suppliers.

Schedule 4.21 sets forth a complete and accurate list of (a) the ten (10) largest customers of the Company (measured by aggregate billings) during the fiscal year ended December 31, 2012; and (b) the ten (10) largest suppliers of materials, products or services to the Company (measured by the aggregate amount purchased by the Company) during the fiscal year ended December 31, 2012. Since January 1, 2012, no such customer or supplier has canceled, terminated or otherwise materially altered its business relationship with the Company, or notified the Company of any intent to do so. To the Knowledge of the Company, there exists no condition or state of facts or circumstances that: (a) adversely impacts such customer or suppliers; or (b) otherwise involves customers or suppliers of or to the Company that could reasonably be expected to have a Material Adverse Effect.

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4.22 Certain Payments.

Neither the Company nor any of its directors, officers, shareholders, agents, employees or any other Person acting for or on behalf of the Company, has directly or indirectly: (a) made any contribution, gift, bribe, rebate, payoff, influence payment, kickback, or other payment to any Person, private or public, regardless of form, whether in money, property or services: (i) to obtain favorable treatment in securing business; (ii) to pay for favorable treatment for business secured; (iii) to obtain special concessions or for special concessions already obtained, for or in respect of the Company; or (iv) in violation of any Law; or (b) established or maintained any fund or asset that has not been recorded in the books and records of the Company.

4.23 Affiliate Transactions.

Except as disclosed on Schedule 4.23, (i) no Stockholder who is an employee of the Company, nor any Affiliate of such Stockholder, is an officer, director, employee, consultant, competitor, creditor, debtor, customer, distributor, supplier or vendor of, or is a party to any Contract or transaction with the Company; (ii) no current officer or director of the Company who is an employee of the Company (or any person that has served as an officer or director of the Company and has been an employee of the Company in the past three (3) years), or any Affiliate of the foregoing, is a party to any Contract or transaction with the Company other than related to the provision of services in the ordinary course of business; and (iii) no Affiliate of the Company has any right, title or interest in any property or asset used in or necessary for the conduct of the businesses of the Company in the ordinary course consistent with past practices.

4.24 Banking Facilities.

Schedule 4.24 sets forth a true, correct and complete list of each bank, savings and loan or similar financial institution with which the Company has an account or safety deposit box or other arrangement, and any numbers or other identifying codes of such accounts, safety deposit boxes or such other arrangements maintained by the Company thereat.

4.25 Products Liability.

Schedule 4.25 sets forth all pending claims for product liability, warranty, material back charge, material additional work, or other claims by any third party (whether based on contract or tort and whether relating to personal injury, including death, property damage or economic loss) arising from services rendered by the Company. All services rendered and products sold by the Company have been in conformity with all contractual commitments and all express and implied warranties, and the Company has no Liability in connection therewith in excess of any warranty reserve reflected on the Reference Balance Sheet. No services provided by the Company are subject to any guaranty, warranty, or other indemnity beyond the Company’s standard written terms and conditions of sale, true, correct and complete copies of which have been delivered to Alarm.

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4.26 Financial Advisors.

Except for Ackrell Capital, LLC (whose fees and expenses shall be fully satisfied by the Stockholders), no Person has acted, directly or indirectly, as a broker, finder or financial advisor for the Stockholders or the Company in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment from Alarm or the Company in respect thereof.

4.27 Voting Requirements.

The Board of Directors of the Company has by written consent (a) unanimously approved and declared advisable this Agreement and each of the other Company Documents to which the Company is a party, (b) resolved to recommend and has recommended the approval and adoption of this Agreement and the Merger to the stockholders of the Company and (c) directed that this Agreement and the Merger be submitted to the stockholders of the Company for their approval and adoption. The affirmative vote of (1) holders of a majority of all outstanding shares of capital stock of the Company, voting together as a single class and (2) 67% of the holders of outstanding shares of Series A Preferred Stock and Series B Preferred Stock, voting together as a separate class (the “Requisite Holders”) are the only votes or approvals of the stockholders of the Company or any other security of the Company necessary to approve, authorize and adopt this Agreement and the Merger.

4.28 Disclosure.

Neither this Agreement, nor any of the Schedules or Exhibits hereto, contains any untrue statement of a material fact or omits a material fact necessary to make the statements contained herein or therein, in light of the circumstances in which they were made, not misleading.

4.29 No Limitation.

No investigation or due diligence conducted by, or knowledge obtained by, Alarm shall limit, modify or negate any of the foregoing representations and warranties.

ARTICLE V

[INTENTIONALLY OMITTED]

ARTICLE VI

REPRESENTATIONS AND WARRANTIES OF ALARM AND THE MERGER SUB

Alarm and Merger Sub hereby represent and warrant to the Company, as of the date hereof and again as of the Closing, that:

6.1 Organization and Good Standing.

Each of Alarm and the Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware and has all requisite corporate power and authority to conduct its business as heretofore conducted.

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6.2 Authorization of Agreement.

Each of Alarm and the Merger Sub has all requisite corporate power and authority to execute and deliver this Agreement and each other agreement, document, instrument or certificate contemplated by this Agreement or to be executed by such party in connection with the consummation of the transactions contemplated hereby (together with this Agreement, the “Alarm Documents”), and to consummate the transactions and perform its obligations contemplated thereby. The execution, delivery and performance by each of Alarm and the Merger Sub of each Alarm Document, as applicable, and the consummation of the transactions contemplated thereby have been duly authorized by all requisite corporate action on behalf of Alarm and the Merger Sub, as applicable. This Agreement has been, and each other Alarm Document will be at or prior to the Closing, duly executed and delivered by Alarm and the Merger Sub, as applicable, and (assuming the due authorization, execution and delivery by the other parties hereto and thereto) this Agreement constitutes, and each other Alarm Document when so executed and delivered will constitute, the legal, valid and binding obligation of Alarm and the Merger Sub, as applicable, enforceable against Alarm and the Merger Sub, as applicable, in accordance with its terms.

6.3 Conflicts; Consents of Third Parties.

(a) None of the execution, delivery or performance by Alarm or the Merger Sub of the Alarm Documents, the consummation of the transactions contemplated thereby, or compliance by Alarm or the Merger Sub with any of the provisions thereof will: (i) cause Alarm or the Merger Sub, as applicable, to violate or breach any Law or Order; (ii) conflict with or result in a violation of the Organizational Documents of Alarm or the Merger Sub, as applicable; or (iii) conflict with or result in a breach or termination of any of the terms, conditions or provisions of, or constitute a default under, accelerate any obligations arising under, trigger any payment under, require any Consent under or notice under, result in the creation of any Lien pursuant to, or otherwise adversely affect, any material Contract to which Alarm or the Merger Sub, as applicable, is a party or by which its assets may be bound.

(b) No waiver, Order, permit or Consent of, any Person or Governmental Body is required on the part of Alarm in connection with the execution and delivery of the Alarm Documents or the compliance by Alarm or the Merger Sub, as applicable, with any of the provisions thereof, or the consummation of the transactions contemplated thereby, except for such Consents, waivers, approvals, Orders, Permits, authorizations, declarations, filings or notifications that are to be obtained prior to the Closing.

6.4 Litigation.

There are no Legal Proceedings pending, or to the knowledge of Alarm threatened, that are reasonably likely to prohibit or restrain the ability of Alarm or the Merger Sub to enter into this Agreement or timely to consummate the transactions contemplated hereby.

6.5 Financial Advisors.

No Person has acted, directly or indirectly, as a broker, finder or financial advisor for Alarm or the Merger Sub in connection with the transactions contemplated by this Agreement and no Person is entitled to any fee or commission or like payment from Alarm or the Merger Sub in respect thereof.

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6.6 Sufficiency of Funds.

Alarm and/or the Merger Sub has sufficient cash on hand or other sources of immediately available funds to enable it to make payment of the Base Consideration, and consummate the transactions contemplated by this Agreement.

ARTICLE VII

COVENANTS

7.1 Access to Information.

Between the date of this Agreement and the Closing Date, the Company shall give to Alarm and the Merger Sub, its officers, agents, employees, counsel, accountants, engineers and other representatives, reasonable access to the properties, businesses and operations relating to the Company and such examination of the books and records of the Company as it requests upon reasonable advance notice and provided that it does not cause material interference to the business of the Company. The Company shall cause the officers, employees, consultants, agents, accountants, attorneys and other representatives of the Company to cooperate with Alarm and Alarm’s representatives in connection with such investigation and examination.

7.2 Conduct of the Business Pending the Closing.

(a) Prior to the Closing, except: (1) as required by applicable Law; or (2) as otherwise contemplated by this Agreement or (3) with the prior written consent of Alarm (which consent shall not be unreasonably withheld), the Company shall: (i) conduct its business only in the ordinary course of business consistent with past practices; (ii) use its commercially reasonable efforts to: (A) preserve the present business operations, organization and goodwill of the Company; (B) preserve the present relationships with customers and suppliers of the Company; and (C) keep available the services of the present officers, employees, agents and other personnel of the Company; and (iii) not take or omit to take any action that would be required to be disclosed on Schedule 4.8.

(b) Until the earlier of the Closing or the termination of this Agreement, neither the Company nor any of its respective agents, Affiliates or representatives, shall, directly or indirectly, solicit, initiate, encourage or enter into any discussions or negotiations with, or provide any assistance or information to, or enter into any agreement with, any Person or group of Persons (other than Alarm or the Merger Sub) concerning any acquisition, directly or indirectly, of the capital stock of the Company in, or any merger, consolidation, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase of all or a substantial portion of the assets of, the Company. In furtherance of the foregoing, the Company shall, and shall cause its respective agents, Affiliates and representatives to, terminate any current discussions or negotiations with any Person or group of Persons (other than Alarm or the Merger Sub) concerning any acquisition, directly or indirectly, of the capital stock of the Company, or any merger, consolidation, recapitalization, liquidation, dissolution or similar transaction involving, or any purchase of all or a substantial portion of the assets of, the Company.

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7.3 Consents and Approvals.

Each of Alarm, the Merger Sub and the Company shall use its commercially reasonable efforts to: (1) take all actions necessary or appropriate to consummate the transactions contemplated by this Agreement; and (ii) cause the fulfillment at the earliest practicable date of all of the conditions to their respective obligations to consummate the transactions contemplated by this Agreement.

7.4 Further Assurances.

All deliveries, payments and other transactions and documents relating to the transactions contemplated herein shall be interdependent and none shall be effective unless and until all are effective (except to the extent that the party entitled to the benefit thereof has waived in writing satisfaction or performance thereof as a condition precedent to Closing). Each of Alarm, the Merger Sub and the Company shall use its commercially reasonable efforts to, from time to time (including after the Closing), execute and deliver such other documents, certificates, agreements and other writings, and take such other actions as may be reasonably necessary or requested by another party in order to consummate, evidence or implement expeditiously the transactions contemplated by any Company Document or Alarm Document, as applicable.

7.5 Publicity.

Neither the Company nor Alarm or the Merger Sub shall issue any press release or public announcement concerning this Agreement or the transactions contemplated hereby without obtaining the prior written approval of Alarm and the Company; provided however that the Company may, subject to consultation with Alarm, provide advance notice of the Closing to its customers and suppliers.

7.6 Tax Matters.

(a) The Company shall prepare or cause to be prepared at its own expense and shall file or cause to be filed all Tax Returns of the Company for all taxable periods ending on or prior to the Closing Date (“Pre-Closing Period”) that are filed after the Closing Date. Such Tax Returns shall be prepared in a manner consistent with past practice; provided, however, that in any event such Tax Returns shall be prepared in a manner that is consistent with applicable Law. The Company shall provide Alarm and the Stockholder Representative with a copy of the Tax Returns that it prepares under this Section 7.6(a) at least twenty (20) days prior to the filing of such Tax Returns, and the Company will incorporate any reasonable comments made by Alarm or the Stockholder Representative within such 20-day period; provided, that nothing herein shall require the Company to file any Tax Return that, in the opinion of its tax advisors, is not complete and accurate; provided, further, that the Company shall not take any position or apply any methodology in preparing any such Tax Return that is not consistent with the Tax practices and methodologies consistently applied in the ordinary course of business by the Company in the preparation of its Tax Returns relating to prior taxable periods (such as, for example and without limitation, practices with respect to the calculation of depreciation expense deductions), provided

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that such practices and methodologies comply with applicable Law. Alarm and the Stockholder Representative shall jointly instruct the Escrow Agent to remit to Alarm not less than five (5) days prior to the due date for filing such Tax Return, the portion of the Tax shown to be due on such Tax Return that is allocable to the Pre-Closing Period less any amounts reserved for payment of such taxes in the Final Net Working Capital calculation. Alarm and/or the Surviving Corporation shall have the right to handle, defend, conduct and control any claim for any Tax refund due the Company for the Pre-Closing Period and the portion of the Straddle Period (as defined below) ending on the Closing Date; provided, however, that Alarm shall keep the Stockholder Representative informed of the progress of all claims for such Tax refunds and shall provide copies of all written communications with any Taxing Authority related to claims for such Tax refunds.

(b) Alarm and/or the Surviving Corporation shall prepare (or cause to be prepared) and file (or cause to be filed) when due (taking into account all extensions properly obtained) all Tax Returns required to be filed by or with respect to the Company relating to: (i) all taxable periods beginning after the Closing Date (“Post-Closing Period”), and (ii) taxable periods that begin before and end after the Closing Date (“Straddle Period”). Alarm and/or the Surviving Corporation shall deliver to the Stockholder Representative copies of such Tax Return relating to the Straddle Period, along with a statement (a “Tax Statement”) showing the portion of any Tax Liability required to be paid with such Tax Return, relating to the portion of the Straddle Period ending on the Closing Date (computed in accordance with Section 7.6(c)), at least twenty (20) days prior to the due date for filing such Tax Return, and shall permit the Stockholder Representative to review and comment on such Tax Return and Tax Statement prior to filing. Alarm and the Stockholder Representative shall jointly instruct the Escrow Agent to remit to Alarm not less than five (5) days prior to the due date for filing such Tax Return relating to a Straddle Period, the portion of the Tax shown to be due on such Tax Return that is allocable to the portion of the Straddle Period ending on the Closing Date less any amounts reserved for payment of such taxes in the Final Net Working Capital calculation. The parties hereto agree that neither Alarm nor the Surviving Corporation shall take any position or apply any methodology in preparing any such Tax Return relating to a Straddle Period that is not consistent with the Tax practices and methodologies consistently applied in the ordinary course of business by the Company in the preparation of its Tax Returns relating to prior taxable periods (such as, for example and without limitation, practices with respect to the calculation of depreciation expense deductions), provided that such practices and methodologies comply with applicable Law.

(c) The parties hereto acknowledge that as a result of the transactions contemplated under this Agreement the Company will join in the filing of a consolidated return with Alarm for Federal income tax purposes pursuant to the requirements of Treasury Regulation Section 1.1502-76 and by applying the methodology set forth in Treasury Regulation Section 1.1502-76(b)(1)(ii)(A). The Company will need to file a separate Federal income Tax Return for the current tax year for the period that ends on the Closing Date prior to joining the consolidated group that includes Alarm. For purposes of allocating Taxes between the Pre-Closing Period, the Post-Closing Period, and the Straddle Period, the Company will, unless prohibited by applicable Law, close the taxable year of the Company as of the close of business on the Closing Date. If applicable Law does not permit the Company to close its taxable year on the Closing Date, the Taxes, if any, attributable to the Straddle Period shall be allocated: (i) to the Company for the

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period up to and including the close of business on the Closing Date; and (ii) to Alarm for the period subsequent to the Closing Date, pursuant to the following methodology; (x) Taxes, other than those referred to in clause (y) below, shall be allocated by means of a deemed closing of the books and records of the Company as of the close of the Closing Date; provided that exemptions, allowances or deductions that are calculated on an annual basis (including, but not limited to, depreciation and amortization deductions) shall be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each such period; and (y) property Taxes and ad valorem Taxes shall be allocated between the period ending on the Closing Date and the period after the Closing Date in proportion to the number of days in each such period.

(d) Notwithstanding any other provisions hereof, if an audit or other proceeding is commenced, and an adjustment is proposed or any other claim is made by any Taxing Authority with respect to a Tax liability of the Company relating to a Pre-Closing Period, or the portion of any Straddle Period ending on the Closing Date (a “Tax Claim”), Alarm and/or the Surviving Corporation shall promptly notify the Stockholder Representative of such audit or other proceeding, proposed adjustment or claim. Alarm shall have the right to handle, defend, conduct and control any such Tax Claim. Alarm shall not have the right to compromise or settle any such Tax Claim which would result in an increased Tax liability or a decreased refund to the Stockholders without the prior written consent of the Stockholder Representative, which consent shall not be unreasonably withheld or delayed, and Alarm shall keep the Stockholder Representative informed of the progress of all such Tax Claims and shall provide copies of all written communications with any Taxing Authority related to such Tax Claims. In the event of a conflict between the provisions of this Section 7.6(d), on the one hand, and the provisions of Section 9.4, on the other, the provisions of this Section 7.6(d) shall control.

(e) Any refunds (and any interest received thereon) of any Tax imposed on the Company for any Pre-Closing Period, or the portion of any Straddle Period ending on the Closing Date (determined in accordance with Section 7.6(c)) shall be payable to the Stockholders in accordance with their Applicable Percentage. Any other refunds of any Tax imposed on the Company (and any interest received thereon) shall be the property of the Company and shall inure to the benefit of Alarm and/or the Surviving Corporation.

(f) Following the Closing, Alarm, the Stockholder Representative and the Stockholders shall provide each other with such assistance as may reasonably be requested by any of them in connection with the preparation of any Tax Return, any audit or other examination by any Taxing Authority, or any judicial or administrative proceedings relating to Liability for Taxes of the Company. The party requesting assistance hereunder shall reimburse (in the case of the Stockholder Representative, solely on behalf of the Stockholders) the other for reasonable out-of-pocket expenses incurred in providing such assistance. Alarm and the Stockholders shall preserve and cause to be preserved all information, returns, books, records and documents relating to any Liabilities for Taxes of the Company with respect to a taxable period until the later of 60 days after the expiration of all applicable statutes of limitations and extensions thereof; or the conclusion of all litigation with respect to Taxes for such period.

(g) All Tax payments required under applicable Law to be made by the Company (including payment of withheld Taxes, estimated Taxes and prepaid Taxes) on or before the Closing Date shall be applied to the Pre-Closing Period or to the portion of the Straddle Period that ends on the Closing Date, as provided under applicable Law.

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(h) To the extent Section 6043A of the Code applies to the transactions contemplated under this Agreement, the parties shall cooperate with each other and provide each other with such information as is necessary for the parties to satisfy the reporting obligations under such section.

(i) Any good faith disputes as to the interpretation or implementation of the requirements of this Section 7.6 under applicable Law shall be resolved by the Accounting Referee.

7.7 Employee Stock Options.

Prior to the Closing Date, the Company, and its board of directors, to take all necessary action to effectuate the termination of all options to purchase the Company’s common stock (“Company Stock Options”) outstanding, whether or not exercisable and whether or not vested (including any portion that may become vested or exercisable as a result of the transaction contemplated hereunder), as of the Closing Date and the holders of such Company Stock Options shall no longer have any right with respect thereto, Prior to the Closing Date, the Company, and its board of directors, shall take all actions necessary to terminate the “EnergyHub, Inc. 2007 Stock Option and Grant Plan”, as amended (the “Company Stock Option Plan”), effective as of the Closing Date, and that on the Closing Date, the Company Stock Option Plan shall terminate, in full, and shall no longer have any force or effect.

7.8 Continued Employment of Employees.

The Company, Alarm and the Merger Sub agree and acknowledge that the consummation of the transactions contemplated by this Agreement shall not by the terms hereof alter or change the status of the Company’s employees and immediately after the Closing such employees will continue to be employed by the Company either on an at-will basis or subject to the terms of any written agreements between the Company and such employees. In addition, Alarm and the Merger Sub anticipate establishing management and key employee incentives for Company employees following the Closing.

7.9 Termination of Benefit Plans.

Alarm acknowledges and agrees that the Surviving Corporation shall maintain the Company Benefit Plans including, without limitation, the Company’s 401(k) Plan as of the Closing for a transition period to be determined solely in the discretion of Alarm.

7.10 Maintenance of Directors and Officers Liability Insurance.

On the Closing, Alarm agrees to cause the Company to purchase and maintain a tail Directors and Officers Liability Policy for the benefit of the officers and directors of the Company prior to the Closing for a period of five years following the Closing. The parties agree that, in the event that the amount set forth in Section 2.2(b)(vi) is insufficient to pay the applicable premiums in full, Physic Ventures, LLC and 406 Ventures, LLC agree, jointly and

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severally, to pay the Company the difference between the retained amount and the actual premiums incurred by the Company in the maintenance of such insurance policy. Additionally, to the extent that the retained amount exceeds the actual cost of the tail policy premium(s), the Company and/or Alarm shall pay such excess within five (5) Business Days of securing the tail policy to the Escrow Agent in accordance with the closing payment process set forth in Section 2.2.

7.11 Stockholder Approval of the Merger.

On or prior to the Closing Date, the Company shall, in accordance with the Company’s Organizational Documents and the applicable requirements of the DGCL, use its best efforts to obtain and deliver to Alarm a Written Consent of its Stockholders, in substantially the form attached hereto as Exhibit H (the “Stockholder Consent”). In soliciting such written consent, the Company’s Board of Directors shall recommend that the stockholders approve this Agreement, the Merger and related matters in accordance with the DGCL and the Company’s Organizational Documents. At the time the Company solicits the Stockholder Consent, the Company shall distribute to each stockholder of the Company a notice pursuant to Section 262 of the DGCL of appraisal rights as required by the DGCL. The Company shall also prepare and deliver a written notice pursuant to Section 228(e) of the DGCL notifying any holder of capital stock who did not sign the Stockholder Consent of the actions taken by such Stockholder Consent.

ARTICLE VIII

CONDITIONS TO CLOSING

8.1 Conditions Precedent to Obligations of Alarm and the Merger Sub.

The obligation of Alarm and the Merger Sub to consummate the transactions contemplated by this Agreement is subject to the fulfillment, on or prior to the Closing Date, of each of the following conditions:

(a) the representations and warranties of the Company set forth in this Agreement shall be true, correct and complete in all material respects (except for those representations and warranties qualified by “materiality” or “Material Adverse Effect”, which shall be true, correct and complete in all respects) at and as of the Closing, and Alarm and the Merger Sub shall have received a certificate signed by an authorized officer of the Company, dated the Closing Date, to the foregoing effect;

(b) the Company shall have performed and complied in all respects with all obligations and agreements required by this Agreement to be performed or complied with by them on or prior to the Closing Date, and Alarm and the Merger Sub shall have received a certificate signed by an authorized officer of the Company, dated the Closing Date, to the foregoing effect;

(c) there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby;

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(d) the Company shall have obtained all consents or waivers set forth on Schedules 4.3(a) and 4.3(b);

(e) Alarm and the Merger Sub shall have received good standing certificates, dated as of a recent date, reflecting the Company’s good standing in each jurisdiction in which it is required to be duly qualified;

(f) Alarm and the Merger Sub shall have received all deliveries pursuant to Section 3.4;

(g) Alarm and the Merger Sub shall have received a signed Restrictive Covenants Agreement from Seth Frader-Thompson in the form reasonably acceptable to Alarm; and

(h) there shall not have occurred any event, change or circumstance that has had or which could reasonably be expected to result in a Material Adverse Effect.

8.2 Conditions Precedent to Obligations of the Company.

The obligations of the Company to consummate the transactions contemplated by this Agreement are subject to the fulfillment, prior to or on the Closing Date, of each of the following conditions:

(a) the representations and warranties of Alarm and the Merger Sub set forth in this Agreement shall be true, correct and complete in all material respects (except for those representations and warranties qualified by “materiality” or “Material Adverse Effect”, which shall be true, correct and complete in all respects) at and as of the Closing (except to the extent such representations and warranties relate to an earlier date (in which case such representations and warranties shall be true, correct and complete on and as of such earlier date));

(b) Alarm and the Merger Sub shall have performed and complied in all respects with all obligations and covenants required by this Agreement to be performed or complied with by Alarm and/or the Merger Sub on or prior to the Closing Date; and

(c) there shall not be in effect any Order by a Governmental Body of competent jurisdiction restraining, enjoining or otherwise prohibiting the consummation of the transactions contemplated hereby.

8.3 Frustration of Closing Conditions.

None of the Company, Alarm or the Merger Sub may rely on the failure of any condition set forth in Sections 8.1 or 8.2, as the case may be, if such failure was caused by such party’s failure to comply with any provision of this Agreement.

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ARTICLE IX

INDEMNIFICATION

9.1 Survival of Representations and Warranties.

With the exception of the representations and warranties contained in: (a) Sections 4.2 (Authorization of Agreement), 4.4 (Capitalization), 4.11 (Title; Sufficiency), and 4.26 (Financial Advisors) which shall survive the Closing indefinitely; (b) Section 4.12(d) (Intellectual Property) which shall survive the Closing until the sixth anniversary of the Closing (each of the representations described in the foregoing clauses (a) and (b) being the “Fundamental Representations”); and (c) Sections 4.9 (Taxes), 4.15 (Employee Benefits Plans), and 4.19 (Environmental Matters), which shall survive the Closing until the 90th day following the expiration of the respective statutes of limitations for such representations, the representations and warranties of the parties to this Agreement shall survive Closing for a period of two (2) years, after which the indemnification obligation of a party contained herein shall terminate (unless a party has made a written claim for indemnification in respect of such claim prior to such expiration date (in which ease the relevant survival period shall be extended automatically to include any time period necessary until such claim shall have been finally settled, decided or adjudicated)). The covenants contained in this Agreement shall survive Closing according to their terms.

9.2 Indemnification of Alarm Indemnified Parties.

(a) The Stockholders agree to, severally but not jointly, indemnify and hold Alarm, the Merger Sub, the Company, each of their Affiliates, and each of their respective directors, officers, employees, Affiliates, stockholders, agents, representatives, successors and assigns (collectively, the “Alarm Indemnified Parties”) harmless from and against any and all Losses that any of Alarm Indemnified Parties may sustain (whether or not instituted by a third party), or to which any of Alarm Indemnified Parties may be subjected, arising out of or in connection with:

(i) any inaccuracy or misrepresentation in or breach of the representations or warranties made by the Company in any Company Document or such Stockholder in any Stockholder Document;

(ii) any breach of any covenant or agreement of the Company set forth in any Company Document or of such Stockholder in any Stockholder Document;

(iii) any pending or threatened Legal Proceedings disclosed or required to be disclosed on Schedule 4.17(a);

(iv) any and all Taxes (or the nonpayment thereof) of the Company properly allocable to the Pre-Closing Period or the portion of any Straddle Period ending on the Closing Date (as calculated in accordance with Section 7.6) to the extent not reserved against and taken into account in the calculation of Final Net Working Capital;

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(v) any and all fees, costs and expenses, including legal, accounting, financial advisory, investment banking, consulting and other advisory fees, costs and expenses of third parties, incurred or payable by the Company in connection with the proposed sale of the Company to the extent not included in the calculation of Final Net Working Capital or paid pursuant to Section 2.2;

(vi) any amounts in respect of any Debt of the Company incurred and existing as of immediately prior to the Effective Time; and

(vii) any amounts in respect of those matters set forth on Schedule 9.2(a).

(b) The right to indemnification, payment of Losses or other remedy based on such representations, warranties, covenants and obligations will not be affected by any investigation conducted or any knowledge acquired (or capable of being acquired) at any time, with respect to the accuracy or inaccuracy of any representation or warranty, or the compliance with any covenant or obligation. The waiver of any closing condition based on the accuracy of any representation or warranty, or on the performance of or compliance with any covenant or obligation, will not affect the right to indemnification, payment of Losses, or other remedy based on such representations, warranties, covenants and obligations.

9.3 Indemnification of Stockholders.

(a) Alarm hereby agrees to indemnify and hold the Stockholders and their respective Affiliates, agents, attorneys, representatives, successors and assigns (the “Seller Indemnified Parties”) harmless from and against any and all Losses that any of the Seller Indemnified Parties may sustain (whether or not instituted by a third party), or to which any of the Seller Indemnified Parties may be subjected, arising out of or in connection with:

(i) any inaccuracy or misrepresentation in or breach of any representation or warranty of Alarm or the Merger Sub in any Alarm Document;

(ii) any breach of any covenant or agreement of Alarm or the Merger Sub in any Alarm Document; and

(iii) any and all Taxes (or the nonpayment thereof) of the Company properly allocable to the Post-Closing Period or the portion of the Straddle Period beginning after the Closing Date (as calculated in accordance with Section 7.6 and as required under applicable Law).

(b) Following the Closing, the Company shall not have any Liability to any Stockholder or any other Person as a result of any inaccuracy or misrepresentation in or breach of the representations or warranties made by, or a breach of any covenant or agreement made by, the Company or any Stockholder. No Stockholder shall have any right of indemnification or contribution against the Company on account of any event or condition occurring or existing prior to or on the date of the Closing.

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9.4 Certain Limitations.

The party making a claim under this Section 9 is referred to as the “Indemnified Party”, and the party against whom such claims are asserted under this Section 9 is referred to as the “Indemnifying Party”. The indemnification provided for in this Section 9 and shall be subject to the following limitations:

(a) The Stockholders shall not be liable to the Alarm Indemnified Parties for indemnification under Section 9(a)(i) until the aggregate amount of all Losses exceeds $175,000 (the “Basket”), in which event the Stockholders shall be liable for the full amount of such Losses.

(b) Except for claims arising out of fraud, willful breach or breach of the Fundamental Representations, the aggregate amount of all Losses for which all Stockholders in the aggregate shall be liable pursuant to this Section 9 shall not exceed the Escrow Amount and the recourse of the Alarm Indemnified Parties shall be solely to the Escrow Amount. With respect to claims arising out of fraud, willful breach or breach of the Fundamental Representations, (i) the aggregate amount of all Losses for which all Stockholders shall be liable shall not exceed the aggregate amount of the Merger Consideration actually received by the Stockholders, (ii) the indemnification obligation of each Stockholder shall in no event exceed the amount of the Merger Consideration actually received by such Stockholder, and (iii) in no event shall any Stockholder be liable for any indemnification obligations of any other Stockholder. Further, notwithstanding anything to the contrary in this Agreement in the case of a breach of any representation or warranty made severally and not jointly by any Stockholder in such Stockholder’s Letter of Transmittal, the indemnification obligations of the Stockholders are several and no Stockholder shall be liable for any losses suffered by Alarm as a result of any breach of such representation by any other Stockholder. Further still, in no event shall any Common Holder who acquired his or her shares by virtue of exercise of stock options pursuant to the Company Stock Option Plan have any liability pursuant to the indemnification provisions of this Agreement or with respect to the Merger on account of such shares of common stock other than arising out of or with respect to his or her own representations, warranties and covenants expressly set forth in his or her Letter of Transmittal. To the extent a Common Holder also holds shares of Preferred Stock, such Common Holder also shall be subject to the indemnification provisions of this Agreement and other obligations of Holders of Preferred Stock set forth in this Agreement with respect to shares of Preferred Stock held by such Holder.

(c) Payments by an Indemnifying Party pursuant to this Section 9 in respect of any Loss shall be limited to the amount of any liability or damage that remains after deducting there from any insurance proceeds, and any indemnity, contribution or other similar payment received by the Indemnified Party (or the Company) in respect of any such claim.

(d) Except in the case of a breach of representation or warranty contained in the Letter of Transmittal of each applicable Stockholder for which the Indemnified Party may pursue the applicable Stockholder directly without first making a claim against the escrow, unless and until the assets remaining in the Escrow are insufficient to satisfy the outstanding indemnification claims, all claims for indemnification by the Alarm Indemnified Parties shall first be made against the Escrow Amount.

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(e) Notwithstanding anything herein to the contrary, no party shall be entitled to indemnification pursuant to this Article IX for any Losses to the extent such party has been indemnified or reimbursed for such Losses under any other provision of this Agreement including Section 2.3 hereof.

9.5 Indemnification Procedures.

(a) In the event an Indemnified Party seeks indemnification under Sections 9.2 or 9.3 (an “Indemnification Claim”), the Indemnified Party shall promptly provide written notice of such Indemnification Claim to the Indemnifying Party; provided, that no delay by the Indemnified Party will relieve the Indemnifying Party from any obligation hereunder, unless, and then solely to the extent that, the Indemnifying Party is actually and materially prejudiced thereby. The Indemnifying Party shall, with counsel of its choice (as long as such counsel is reasonably satisfactory to the Indemnified Party), defend against, negotiate, settle or otherwise deal with such Indemnification Claim, subject to the provisions hereof. If the Indemnifying Party elects to defend against, negotiate, settle or otherwise deal with any Indemnification Claim, it shall, within thirty (30) days (or sooner, if the nature of the Indemnification Claim so requires), notify the Indemnified Party of its intent to do so; provided, however, that the Indemnifying Party shall not be entitled to assume the control in any such defense (and the Indemnified Party shall control such defense at the expense of the Indemnifying Party) if: (i) the Indemnification Claim relates to or arises in connection with any criminal Legal Proceeding; (ii) the Indemnified Party reasonably believes that an adverse determination with respect to the Indemnification Claim would be materially detrimental to or materially injure the Indemnified Party’s reputation or business; (iii) the Indemnification Claim seeks an equitable relief; (iv) in the opinion of the Indemnified Party, a conflict or potential conflict exists between the Indemnified Party and the Indemnifying Party that would make such separate representation advisable; (v) the Indemnified Party has additional defenses to the Indemnification Claim not available to the Indemnifying Party; or (vi) the Indemnifying Party failed or is failing to actively prosecute or defend such Indemnification Claim. If the Indemnifying Party elects not to defend against, negotiate, settle or otherwise deal with any Indemnification Claim, the Indemnified Party may defend against, negotiate, settle or otherwise deal with such Indemnification Claim without prejudice to its rights to be indemnified hereunder. If the Indemnifying Party shall assume the defense of any Indemnification Claim, the Indemnified Party may participate, at its own expense, in the defense of such Indemnification Claim; provided, however, that the fees and expenses of the Indemnified Party’s counsel that are incurred prior to the Indemnifying Party’s effective assumption of any Indemnification Claim shall be the responsibility of the Indemnifying Party. The parties hereto agree to cooperate fully with each other in connection with the defense, negotiation or settlement of any such Indemnification Claim.

(b) Notwithstanding anything in Section 9.5(a) to the contrary, the Indemnifying Party shall not, without the written consent of the Indemnified Party, settle or compromise any Indemnification Claim or permit a default or consent to entry of any judgment unless: (1) the sole relief is monetary damages that will be solely satisfied by the Indemnifying Party; and (ii) the claimant provides the Indemnified Party an unqualified release from all Liability in respect of the Indemnification Claim. Notwithstanding the foregoing, if a settlement offer solely for money damages, which includes a complete release of the Indemnified Party from all other liability in respect of the Indemnification Claim, is made by the applicable third

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party claimant, and the Indemnifying Party notifies the Indemnified Party in writing of the Indemnifying Party’s willingness to accept the settlement offer and pay the amount called for by such offer (and offers evidence reasonably acceptable to the Indemnified Party of the Indemnifying Party’s ability to pay such amount), and the Indemnified Party declines to accept such offer, the Indemnified Party may continue to contest such Indemnification Claim, free of any participation by the Indemnifying Party, and the amount of any ultimate liability with respect to such Indemnification Claim that the Indemnifying Party has an obligation to pay hereunder shall be limited to the lesser of (A) the amount of the settlement offer that the Indemnified Party declined to accept plus any out-of-pocket expenses, including reasonable attorneys’ and other professional fees and disbursements which would not have been reimbursed by the settlement offer, of the Indemnified Party relating to such Indemnification Claim through the date of its rejection of the settlement offer; or (B) the aggregate actual Losses of the Indemnified Party with respect to such Indemnification Claim.

(c) In the event an Indemnified Party notifies the Indemnifying Party of any claim for indemnification hereunder that does not involve a third party claim, the Indemnifying Party shall, within thirty (30) days after the date of such notice, pay to the Indemnified Party the amount of all Losses payable pursuant to this Article IX and shall thereafter pay any other Losses payable pursuant to this Article IX arising out of the same matter on demand, unless the Indemnifying Party disputes in writing the Indemnifying Party’s liability for, or the amount of, any such Losses within such 30-day period, in which case such payment shall be made as provided above in respect of any matters not so disputed and any Losses in respect of the matters so disputed shall be paid within five (5) Business Days after any determination (by agreement of the Indemnified Party and Indemnifying Party or otherwise) that the Indemnifying Party is liable therefor, pursuant to this Article IX. The parties agree that prior to instituting any action pursuant and in accordance with Section 11.3 hereof with respect to any disputed claims under this Section 9.3(c), the parties will attempt in good faith to resolve such disputes by mutual agreement.

(d) Notwithstanding the foregoing, to the extent the provisions of this Section 9.5 conflict with the provisions of Section 7.6 with respect to the matters covered therein, the provisions of Section 7.6 shall govern.

9.6 Right of Setoff.

In the event that the assets remaining in the Escrow are insufficient to satisfy the outstanding indemnification claims, Alarm shall have the right to hold back from any Earnout Payment the amount of any indemnification claim made by an Alarm Indemnified Party. In the event Alarm holds back any claimed damages against any such payment due to the Stockholders, Alarm shall deliver a written notice to the Stockholder Representative specifying the Losses, to the extent then reasonably known or available, concurrent with such Earnout Payment. Upon final determination of such indemnification claim pursuant to Section 9.5, Alarm shall have the right to set off the amount of such Losses determined to be due hereunder against any Earnout Payment, and any remaining amounts previously withheld shall be immediately payable to the Stockholders. The foregoing right of setoff is subject to the limitations set forth in this Article IX, including, without limitation, Section 9.4(b).

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9.7 Tax Treatment of Indemnity Payments.

The parties agree to treat any indemnity payment made pursuant to this Article IX as an adjustment to the Merger Consideration for all Tax purposes.

9.8 Exclusive Remedy.

Except as set forth in Section 11.3(c), the sole and exclusive remedy and recourse of the parties hereto for any Losses arising out of or incurred in connection with this Agreement and the transactions contemplated hereby, except for claims based upon fraud or willful breach, shall be the indemnification provided for in Article IX and the parties waive all other rights and remedies provided at law or in equity, now or thereafter existing.

ARTICLE X

INTENTIONALLY OMITTED

ARTICLE XI

MISCELLANEOUS

11.1 Payment of Sales, Use, Transfer or Similar Taxes.

All sales, use, transfer, intangible, recordation, documentary stamp or similar Taxes or charges, of any nature whatsoever, applicable to, or resulting from, the transactions contemplated by this Agreement shall be borne by the Stockholders.

11.2 Expenses.

Except as otherwise provided in this Agreement, each of the Company, Alarm and the Merger Sub shall bear its own expenses (and the Stockholders shall bear the expenses of the Company) incurred in connection with the negotiation and execution of this Agreement and each other agreement, document and instrument contemplated by this Agreement and the consummation of the transactions contemplated hereby and thereby.

11.3 Submission to Jurisdiction; Consent to Service of Process; Waiver of Jury Trial.

(a) The parties hereto hereby irrevocably submit to the exclusive jurisdiction of any federal or state court located within the State of Delaware over any dispute arising out of or relating to this Agreement or any of the transactions contemplated hereby and each party hereby irrevocably agrees that all claims in respect of such dispute or any suit, action or proceeding related thereto shall be heard and determined solely in such courts. The parties hereby irrevocably waive, to the fullest extent permitted by applicable Law, any objection which they may now or hereafter have to the laying of venue of any such dispute brought in such court or any defense of inconvenient forum for the maintenance of such dispute. Each of the parties hereto agrees that a judgment in any such dispute may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by Law.

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(b) Each of the parties hereto hereby consents to process being served by any party to this Agreement in any suit, action or proceeding by delivery of a copy thereof in accordance with the provisions of Section 11.6.

(c) The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly the parties shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, in addition to any other remedy to which they are entitled at law or in equity.

(d) EACH PARTY ACKNOWLEDGES AND AGREES THAT ANY CONTROVERSY WHICH MAY ARISE UNDER THIS AGREEMENT IS LIKELY TO INVOLVE COMPLICATED AND DIFFICULT ISSUES AND, THEREFORE, EACH SUCH PARTY IRREVOCABLY AND UNCONDITIONALLY WAIVES ANY RIGHT IT MAY HAVE TO A ‘TRIAL BY JURY IN RESPECT OF ANY LEGAL ACTION ARISING OUT OF OR RELATING TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY. EACH PARTY TO THIS AGREEMENT CERTIFIES AND ACKNOWLEDGES THAT (A) NO REPRESENTATIVE OF ANY OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT SEEK TO ENFORCE THE FOREGOING WAIVER IN THE EVENT OF A LEGAL ACTION, (B) SUCH PARTY HAS CONSIDERED THE IMPLICATIONS OF THIS WAIVER, (C) SUCH PARTY MAKES THIS WAIVER VOLUNTARILY, AND (D) SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 11.3.

11.4 Entire Agreement; Amendments and Waivers.

This Agreement (including the schedules and exhibits hereto), the Company Documents, the Stockholder Documents and Alarm Documents represent the entire understanding and agreement between the parties hereto with respect to the subject matter hereof. This Agreement can be amended, supplemented or changed, and any provision hereof can be waived, only by written instrument making specific reference to this Agreement signed by the Company, the Stockholder Representative and Alarm. No action taken pursuant to this Agreement, including without limitation, any investigation by or on behalf of any party, shall be deemed to constitute a waiver by the party taking such action of compliance with any representation, warranty, covenant or agreement contained herein. The waiver by any party hereto of a breach of any provision of this Agreement shall not operate or be construed as a further or continuing waiver of such breach or as a waiver of any other or subsequent breach. No failure on the part of any party to exercise, and no delay in exercising, any right, power or remedy hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of such right, power or remedy by such party preclude any other or further exercise thereof or the exercise of any other right, power or remedy.

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11.5 Governing Law.

This Agreement shall be governed by and construed in accordance with the laws of the State of Delaware applicable to contracts made and performed in such state without regard to choice of law and conflicts of law rules.

11.6 Notices.

All notices, requests, demands, claims and other communications hereunder shall be in writing. Any notice, request, demand, claim or other communication hereunder shall be deemed duly given: (a) if personally delivered, when so delivered; (b) if mailed, five (5) Business Days after having been sent by first class, registered or certified U.S. mail, return receipt requested, postage prepaid and addressed to the intended recipient as set forth below; (c) if given by facsimile, once such notice or other communication is transmitted to the facsimile number specified below, provided, that: (i) the sending facsimile generates a transmission report showing successful completion of such transaction; and (ii) if such facsimile is sent after 5:00 p.m. local time at the location of the receiving facsimile, or is sent on a day other than a Business Day, such notice or communication shall be deemed given as of 9:00 a.m. local time at such location on the next succeeding Business Day; or (d) if sent through a nationally-recognized overnight delivery service that guarantees next day delivery, the Business Day following its delivery to such service in time for next day delivery:

If to the Stockholder Representative:

Shareholder Representative Services LLC

1614 15th Street, Suite 200

Denver, CO 80202

Email: deals@shareholderrep.com

Facsimile: (303) 623-0294

Telephone: (303) 648-4085

Attention: Managing Director

with a copy (which shall not constitute notice) to:

White and Williams LLP

One Penn Plaza, 250 West 34th Street, Suite 4110

New York, NY 10119

Facsimile: (212) 631-4428

Attention: Lori Smith, Esq.

If to Alarm, to:

Alarm.com Incorporated

8150 Leesburg Pike

Vienna, VA 22182

Facsimile: (404) 342-4352

Attention: Daniel J. Ramos

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with a copy (which shall not constitute notice) to:

Nelson Mullins Riley & Scarborough LLP

201 17th Street, Suite 1700

Atlanta, GA 30363

Facsimile: (404) 322-6500

Attention: J. Brennan Ryan

Any party entitled to notice hereunder may change the address or facsimile number to which notices, requests, demands, claims and other communications hereunder are to be delivered by giving the other parties notice in the manner herein set forth.

11.7 Severability.

If any term or other provision of this Agreement is invalid, illegal, or incapable of being enforced by any Law or public policy, all other terms or provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal, or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner in order that the transactions contemplated hereby are consummated as originally contemplated to the greatest extent possible.

11.8 Binding Effect; Assignment.

This Agreement shall be binding upon and inure to the benefit of the parties and their respective successors and permitted assigns. Except for rights to indemnity under Article IX, nothing in this Agreement shall create or be deemed to create any third party beneficiary rights in any Person not a party to this Agreement. No assignment of this Agreement or of any rights or obligations hereunder may be made by the Company, directly or indirectly (by operation of law or otherwise), without the prior written consent of Alarm. Upon any such permitted assignment, the references in this Agreement to the assignor shall also apply to any such assignee unless the context otherwise requires.

11.9 Counterparts.

This Agreement may be executed in one or more counterparts, including by way of electronic transmission, each of which will be deemed to be an original copy of this Agreement and all of which, when taken together, will be deemed to constitute one and the same agreement.

11.10 Intentionally Omitted.

11.11 Other Definitional and Interpretive Matters.

(a) Unless otherwise expressly provided, for purposes of this Agreement, the following rules of interpretation shall apply:

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(i) Exhibits/Schedules. The Exhibits and Schedules to this Agreement are hereby incorporated and made a part hereof and are an integral part of this Agreement. All Exhibits and Schedules annexed hereto or referred to herein are hereby incorporated in and made a part of this Agreement as if set forth in full herein. Any capitalized terms used in any Schedule or Exhibit but not otherwise defined therein shall be defined as set forth in this Agreement. Any matter set forth on any of the Schedules hereto shall be deemed set forth in all other Schedules to the extent there is a specific cross-reference or to the extent the relevance of such matter to another Schedule is readily apparent from the face of the disclosure. The information contained in this Agreement, the Schedules and Exhibits is disclosed solely for purposes of this Agreement, and no information contained herein or therein shall be deemed to be an admission by any party hereto to any third party of any matter whatsoever (including any violation of applicable Law or breach of contract).

(ii) Gender and Number. Any reference in this Agreement to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa.

(iii) Headings. The provision of a Table of Contents, the division of this Agreement into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement. All references in this Agreement to any “Section” are to the corresponding Section of this Agreement unless otherwise specified.

(iv) Herein. The words such as “herein,” “hereinafter,” “hereof;” and “hereunder” refer to this Agreement as a whole and not merely to a subdivision in which such words appear unless the context otherwise requires.

(v) Including. The word “including” or any variation thereof means “including, without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it.

(vi) Reflected On or Set Forth In. An item arising with respect to a specific representation, or warranty or other provision of this Agreement shall be deemed to be “reflected on” or “set forth in” a balance sheet or financial statements, to the extent any such phrase appears in such provision, if (a) there is a reserve, accrual or other similar item underlying a number on such referenced balance sheet or financial statements that related to the subject matter of such representation, (b) such item is otherwise specifically set forth on the referenced balance sheet or financial statements or (c) such item is reflected on the referenced balance sheet or financial statements and is specifically set forth in the notes thereto.

(b) The parties hereto have participated jointly in the negotiation and drafting of this Agreement and, in the event an ambiguity or question of intent or interpretation arises, this Agreement shall be construed as jointly drafted by the parties hereto and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of the authorship of any provision of this Agreement.

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11.12 Intentionally Omitted.

11.13 Non-recourse. This Agreement may only be enforced against, and any claim, action, suit or other legal proceeding based upon, arising out of, or related to this Agreement, or the negotiation, execution or performance of this Agreement, may only be brought against the entities that are expressly named as parties hereto and then only with respect to the specific obligations set forth herein with respect to such party.

11.14 Stockholder Representative.

(a) Shareholder Representative Services LLC has been or will be appointed as the agent and attorney-in-fact for each Stockholder (such person, and any successor or replacement thereof as provided below, the “Stockholder Representative”) pursuant to the Letter of Transmittal. The Stockholder Representative shall be authorized, for and on behalf of all the Stockholders, to sign this Agreement, the Escrow Agreements and bind the Stockholders in respect of each provision hereof and thereof. The Stockholder Representative shall also be authorized, for and on behalf of all the Stockholders, to give and receive notices and communications, to authorize: (i) the payment of monies by the Stockholders, (ii) the distribution to Alarm of monies from the Escrow Agreement, in each case in satisfaction of claims for Losses by Alarm on behalf of the Alarm Indemnified Parties, and to object to such distributions, to agree to, negotiate, enter into settlements and compromises of, and demand arbitration or resolution by the Accounting Referee and comply with orders of courts and awards of arbitrators and/or the Accounting Referee with respect to the consideration adjustment pursuant to Section 2.3 and claims for Losses, as applicable, and to take all actions necessary or appropriate in the judgment of the Stockholder Representative to accomplish the foregoing. The Stockholder Representative may be changed by the holders of a majority of shares of Common Stock outstanding on an as converted basis immediately prior to the Closing (the “Majority Stockholders”) and from time to time upon not less than ten (10) days’ prior written notice to Alarm certifying that the Stockholder Representative has been removed by the requisite vote or consent of the Stockholders and specifying the substitute Stockholder Representative appointed by the Stockholders. The Stockholder Representative may resign at any time. Following the Closing, notices or communications to or from the Stockholder Representative shall constitute notice to or from each of the Stockholders.

(b) The Stockholder Representative shall not be liable for any act done or omitted hereunder or under the Escrow Agreement in its capacity as the Stockholder Representative while acting in good faith without gross negligence or willful misconduct or upon the advice of legal counsel. The Stockholders shall jointly and severally indemnify the Stockholder Representative and hold the Stockholder Representative harmless against any Losses incurred by the Stockholder Representative (including reasonable fees and expenses of any legal counsel retained by the Stockholder Representative) arising out of or in connection with the acceptance or administration of the Stockholder Representative’s duties hereunder or under the Escrow Agreement, in each case as such Loss is suffered or incurred; provided, that in the event that any such Loss is finally adjudicated to have been primarily caused by the gross negligence, willful misconduct or bad faith of the Stockholder Representative, the Stockholder Representative will reimburse the Stockholders the amount of such indemnified Loss attributable to such gross negligence, willful misconduct or bad faith. If not paid directly to the Stockholder Representative by the Stockholders, any such Losses may be recovered by the Stockholder Representative from the Stockholder Representative Fund. To the extent the Stockholder Representative Fund has been exhausted, such Losses may be recoverable with the prior written consent of the Majority Stockholders from (i) the Escrow Amount at such time as remaining

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amounts would otherwise be distributable to the Stockholders, and (ii) any Earnout Payments at such time as any such amounts would otherwise be distributable to the Stockholders; provided, that while this section may allow the Stockholder Representative to be paid from the Stockholder Representative Fund, the Escrow Amount and the Earnout Payments, this does not relieve the Stockholders from their obligation to promptly pay such Losses as they are suffered or incurred, nor does it prevent the Stockholder Representative from seeking any remedies available to it at law or otherwise.

(c) Any decision, act, consent or instruction of the Stockholder Representative shall constitute a decision of all of the Stockholders and shall be final, binding and conclusive upon each of such Stockholders, and the Escrow Agent and Alarm may rely upon any such decision, act, consent or instruction of the Stockholder Representative as being the decision, act, consent or instruction of each and every Stockholder. The Escrow Agent and Alarm are hereby relieved from any Liability to any Person for any acts done by them accordance with such decision, act, consent or instruction of the Stockholder Representative.

(d) At Closing, Alarm shall cause the sum of $55,000 (the “Stockholder Representative Fund”) to be wired to the Stockholder Representative. The Stockholder Representative shall maintain the Stockholder Representative Fund on behalf of the Stockholders and, subject to the limitations set forth in the Engagement Letter by and among the Stockholder Representative and certain Stockholders dated as of the same date hereof (the “Engagement Letter”), shall be entitled to withdraw cash amounts from the Stockholder Representative Fund to pay directly or in reimbursement for out of pocket fees and expenses (including legal, accounting and other advisors’ fees and expenses, if applicable) incurred by the Stockholder Representative in performing its obligations under this Agreement or the Escrow Agreement. The Stockholders will not receive any interest or earnings on the Stockholder Representative Fund and irrevocably transfer and assign to the Stockholder Representative any ownership right that they may otherwise have had in any such interest or earnings. For tax purposes, all interest and other income from investment of the Stockholder Representative Fund shall be reported as having been earned by the Stockholder Representative, whether or not such income was disbursed. The Stockholder Representative will not be liable for any loss of principal of the Stockholder Representative Fund other than as a result of its gross negligence, willful misconduct or bad faith. Upon the later to occur of (i) the distribution of the final Earnout Payment in 2015 or (ii) the date on which any and all disputes in connection with any indemnification payments pursuant to Section 9 have been resolved in accordance with Section 9 and the Escrow Agreement, the remaining amount of the Stockholder Representative Fund, if any, shall be distributed to the Stockholders on a pro rata basis in accordance with the applicable relative percentages set forth on Schedule 2.6 by wire transfer of immediately available funds, except in the case of payments to employees or former employees of the Company for which employment tax withholding is required, which such amounts shall be delivered to Alarm or the Company and paid through Alarm’s or the Company’s payroll processing service or system. For tax purposes, the Stockholder Representative Fund shall be treated as having been received and voluntarily set aside by the Stockholders at the time of Closing. The parties agree that the Stockholder Representative is not acting as a withholding agent or in any similar capacity in connection with the Stockholder Representative Fund. If any tax reporting is required with respect to the ultimate distribution of any balance of the Stockholder Representative Fund, then the Stockholder Representative will provide to Alarm or its designated agent, upon request,

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information regarding the amounts distributed to each Stockholder, to be used by Alarm or its agent in completing any required tax reporting. For tax purposes, the Stockholder Representative Fund shall be treated as having been received and voluntarily set aside by the Stockholders at the time of Closing. In the event that the Stockholder Representative Fund is insufficient to reimburse the Stockholder Representative pursuant to this Section 11.14(d), the Stockholder Representative shall seek such amount directly from the Stockholders. For the avoidance of doubt, Alarm and the Company shall have no obligation to make any payments to the Stockholder Representative in its role as the Stockholder Representative except as specifically set forth in the first sentence of this Section 11.14(d) and in accordance with the terms of this Agreement and shall have no liability for any actions taken by the Stockholder Representative with respect to the Stockholder Representative Fund.

** REMAINDER OF PAGE INTENTIONALLY LEFT BLANK **

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IN WITNESS WHEREOF, the parties have executed and caused this Agreement to be executed and delivered on the date first written above.

ALARM:

ALARM.COM HOLDINGS, INC.

By:	/s/ Stephen Trundle
Name: Stephen Trundle
Title: President and CEO

MERGER SUB:

ENERGYHUB HOLDINGS, INC.

By:	/s/ Jennifer Moyer
Name: Jennifer Moyer
Title: Secretary

THE COMPANY:

ENERGYHUB, INC.

By:	/s/ Seth Frader-Thompson
Name: Seth Frader-Thompson
Title: CEO

STOCKHOLDER REPRESENTATIVE:

SHAREHOLDER REPRESENTATIVE SERVICES LLC, solely in its capacity as Stockholder Representative

By:	/s/ Mark B. Vogel
Name: Mark B. Vogel
Title: Managing Director

ANNEX A

DEFINITIONS

For purposes of this Agreement, the following terms shall have the meanings specified in this Annex A:

“2012 Convertible Notes” has the meaning set forth in the Recitals.

“2012 Convertible Note Holders” has the meaning set forth in the Recitals.

“2013 Convertible Notes” has the meaning set forth in the Recitals.

“2013 Convertible Note Holders” has the meaning set forth in the Recitals.

“2015 Earnout Payment” has the meaning set forth in Section 2.4(a).

“Accounting Referee” has the meaning set forth in Section 2.3(d).

“Affiliate” means, with respect to any Person, any other Person that, directly or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such Person, and the term “control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through ownership of voting securities, by contract or otherwise. With respect to any natural person, “Affiliate” will include such person’s grandparents, any descendants of such person’s grandparents, such person’s spouse, the grandparents of such person’s spouse, and any descendants of the grandparents of such person’s spouse (in each case, whether by blood, adoption or marriage).

“Agreement” has the meaning set forth in the Recitals.

“Alarm” has the meaning set forth in the Recitals.

“Alarm Documents” has the meaning set forth in Section 6.2.

“Alarm Indemnified Parties” has the meaning set forth in Section 9.2(a).

“Annual Financial Statements” has the meaning set forth in Section 4.6(a).

“Applications” has the meaning set forth in Section 4.12(c).

“Base Consideration” has the meaning set forth in Section 2.1(a).

1.

“Business Day” means any day of the year on which national banking institutions in Virginia are open to the public for conducting business and are not required or authorized to close.

“Cash” means cash and cash equivalents.

“Cash Flow” has the meaning set forth in Section 2.4(e).

“Cause” means the occurrence of one or more of the following: (a) conviction of or being charged with any felony or any crime involving moral turpitude or dishonesty; (b) participation in a fraud or act of dishonesty against the Company, Alarm or any of their Affiliates; (c) threats or acts of violence in the workplace or in the course and scope of any business activity, unlawful harassment of any employee or independent contractor of the Company, Alarm or any Affiliate of Alarm, creation of any adversarial relationships with employees of the Company, Alarm or any of their Affiliates that Alarm determines to be detrimental to the Company, Alarm or any of their Affiliates, theft or unauthorized conversion or transfer of any opportunity of the Company, Alarm or any of their Affiliates to such individual or to any third party; (d) unlawful use of narcotics or other controlled substances, or use of alcohol or other drugs in a manner that the Company or Alarm reasonably determines to be adverse to the best interests of the Company, Alarm or any of their Affiliates; (e) gross negligence or intentional and willful refusal to follow the lawful directions of the Company or Alarm, that is not cured within fifteen (15) days following written notice from the Board of Directors stating, with reasonable specificity, the nature of such gross negligence or intentional and willful refusal, as applicable, and (if applicable) the acts to be taken to cure the same; (f) material nonperformance or breach of any contract between the Company, Alarm or any of their Affiliates and the applicable individual or any statutory duty owed by such individual to the Company, Alarm or any of their Affiliates, that is not cured within fifteen (15) days following written notice from the Board of Directors stating, with specificity, the nature of such material nonperformance or breach of contract, as applicable, and (if applicable) the acts to be taken to cure the same.

“Closing” has the meaning set forth in Section 3.1.

“Closing Date” has the meaning set forth in Section 3.1.

“Closing Net Working Capital” has the meaning set forth in Section 2.3(b).

“COBRA” has the meaning set forth in Section 4.15(h).

“Code” means the Internal Revenue Code of 1986, as amended.

2.

“Common Shares” has the meaning set forth in the Recitals.

“Common Stock” means the Company’s Common Stock, $0.001 par value per share.

“Common Stock Holder” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Recitals.

“Company Benefit Plan” has the meaning set forth in Section 4.15(a).

“Company Documents” has the meaning set forth in Section 4.2.

“Company Pension Plan” has the meaning set forth in Section 4.15.

“Consent” means any approval, consent, ratification, waiver or other authorization of any Person.

“Content” has the meaning set forth in Section 4.12(j).

“Continuation Coverage” has the meaning set forth in Section 4.15(h).

“Contract” means any contract, indenture, note, bond, lease, commitment, plan, arrangement, instrument or other agreement, in each case whether written or oral.

“Credit Agreement” means that certain Loan and Security Agreement dated as of August 26, 2010 by and between the Company and Square 1 Bank, as may be amended from time to time, and the agreements and other documents issued in connection therewith.

“Data” has the meaning set forth in Section 4.12(h).

“Debt” means any indebtedness of a Person, in respect of borrowed money or evidenced by bonds, notes, debentures or other similar instruments or letters of credit (or reimbursement agreements in respect thereof) or banker’s acceptances or representing capitalized or synthetic lease obligations or the unpaid balance of the purchase price of any property or assets (including any earn out, whether or not contingent) or any outstanding checks or drafts, as well as the amount of all indebtedness of others secured by a Lien on any asset of such Person (whether or not such indebtedness is assumed by such Person) and, to the extent not otherwise included, the amount of any indebtedness of any other Person guaranteed by such Person, and interest expense accrued but unpaid, and all prepayment premiums, on or relating to any of such indebtedness, but the term “Debt” does not include ordinary course accounts payable that are not yet overdue.

3.

“Documentation” means all technical and descriptive materials relating to the acquisition, design, development, use or maintenance of computer code and program documentation and materials used by the Company.

“DOL” has the meaning set forth in Section 4.15(a).

“Earnout Payment” has the meaning set forth in Section 2.4.

“Earnout Period” has the meaning set forth in Section 2.5(b).

“EBITDA” has the meaning set forth in Section 2.4(e).

“Environmental Law” means any Law relating to the protection of human health, safety or the environment including (A) all requirements pertaining to reporting, licensing, permitting, controlling, investigating or remediating emissions, discharges, releases or threatened releases of Hazardous Materials, whether solid, liquid or gaseous in nature, into the air, surface water, groundwater or land, or relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of Hazardous Materials, whether solid, liquid or gaseous in nature; and (B) all requirements pertaining to the protection of the health and safety of employees or the public from exposure to Hazardous Materials.

“ERISA” has the meaning set forth in Section 4.9(m).

“ERISA Affiliate” means any trade or business or Person, whether or not incorporated, that, together with Company would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA or Sections 414(b), (c), (m) or (o) of the Code.

“Escrow Agent” means Capital One, N.A.

“Escrow Agreement” means the escrow agreement to be executed by the Stockholders, Alarm and the Escrow Agent, in the form of Exhibit F.

“Escrow Amount” means the Base Escrow Amount plus 10% of any Earnout Payments earned pursuant to Section 2.4 and in each case deposited and held in escrow pursuant to Article II hereof, together with all earnings, accretions or other income accruing thereon, net of Stockholders’ obligation to pay 50% of all fees, costs and expenses payable to the Escrow Agent from time to time.

4.

“Expiration Date” has the meaning set forth in Section 3.2(b).

“Final Earnout Payment” has the meaning set forth in Section 2.4(e).

“Final Net Working Capital” has the meaning set forth in Section 2.3(f).

“Financial Statements” has the meaning set forth in Section 4.6.

“GAAP” means generally accepted accounting principles in the United States as of the date hereof.

“Governmental Body” means any government or governmental or regulatory body hereof, or political subdivision thereof, whether federal, state, local or foreign, or any department, board, commission, agency, instrumentality or authority thereof; or any court or arbitrator (public or private).

“Hazardous Material” means any substance, material or waste: (i) that is regulated, classified, or otherwise characterized under or pursuant to any Environmental Law as “hazardous,” “toxic,” “pollutant,” “contaminant,” or “radioactive,” including, without limitation, petroleum and its by-products, including asbestos, gasoline or diesel fuel or other petroleum hydrocarbons or polychlorinated biphenyls (PCBs); (ii) the presence of which requires investigation or remediation under any Environmental Laws; or (iii) that is toxic, explosive, corrosive, flammable, infectious, radioactive, carcinogenic or mutagenic or otherwise hazardous and is regulated under Environmental Laws.

“Indemnified Party” has the meaning set forth in Section 9.4.

“Indemnifying Party” has the meaning set forth in Section 9.4.

“Indemnification Claim” has the meaning set forth in Section 9.5(a).

“Intellectual Property” means all of the following owned by or issued or licensed to or by, or otherwise used by, the Company: (a) all inventions (whether patentable or unpatentable and whether or not reduced to practice), all improvements thereto and all patents, patent applications, and patent disclosures, together with all reissuances, continuations, continuations-in-part, revisions, extensions, and reexaminations thereof; (b) all trademarks, service marks, trade dress, logos, trade

5.

names, URL domain names and corporate names, together with all translations, adaptations, derivations, and combinations thereof and including all goodwill associated therewith, and all applications, registrations, and renewals in connection therewith; (c) all software (including source code) and other copyrightable works, works of authorship and mask works, data, databases, data collections and related documentation, all copyrights, and all applications, registrations and renewals in connection therewith; (d) all customer and subscriber lists; (e) all trade secrets and confidential business information (including ideas, research and development, know-how, formulas, compositions, technical data, specifications, pricing and cost information, and business and marketing plans and proposals); (f) all Documentation; (g) all Technology Assets; and (h) all rights in and to any of the foregoing, including the right to sue, recover damages, costs, and attorneys’ fees for past and present infringement or misappropriation of any of the foregoing.

“Intellectual Property Registrations” has the meaning set forth in Section 4.12(a).

“Interim Financial Statements” has the meaning set forth in Section 4.6(a).

“IRS” means the Internal Revenue Service.

“Knowledge” means the knowledge of a specified Person after making such due inquiry of those officers, directors, key employees and professional advisors (including attorneys, accountants and consultants) of the Person who would reasonably be expected to have actual knowledge of the matters in question. The words “know,” “knowing” and “known” shall be construed accordingly. In the case of the Company, “knowledge” means the knowledge of Seth Frader-Thompson, Andrew Martin, Joshua Oberwetter and David Weiner.

“Law” means any foreign, federal, state, local law, statute, code, ordinance, rule or regulation.

“Legal Proceeding” means any judicial, administrative or arbitral actions, investigations, suits, inquiries, hearings or proceedings (public or private) by or before a Governmental Body.

“Letter of Transmittal” has the meaning set forth in Section 1.6.

“Liability” means any debt, liability or obligation (whether direct or indirect, absolute or contingent, accrued or unaccrued, liquidated or unliquidated, known or unknown or due or to become due) and including all costs and expenses relating thereto.

6.

“Lien” means any lien, encumbrance, pledge, mortgage, deed of trust, security interest, claim, lease, charge, option, right of first refusal, easement, servitude or transfer restriction.

“Losses” means losses, liabilities, obligations and damages and any and all notices, actions, suits, proceedings, claims, demands, assessments, judgments, costs, penalties and expenses, including defense costs, amounts paid in settlement and reasonable attorneys’ and other professionals’ fees and disbursements incident to any and all Losses with respect to which indemnification is provided hereunder, including costs of enforcing the right to indemnification provided herein and shall specifically exclude all punitive, consequential, special or indirect damages.

“Material Adverse Effect” means any change or effect that, individually or in the aggregate (i) is materially adverse to the business, condition (financial or otherwise), results of operations, properties, assets or Liabilities of the Company (including, specifically, the termination or cancellation, or other materially adverse alteration of its business relationship with any customer or group of customers, representing revenues equal to or greater than 10% of the Company’s revenues (determined as of the 2012 fiscal year)), except for any change or effect that arises out of; results from or is attributable to: (A) any change in conditions in the global economy or regulatory or political conditions or changes, provided no such conditions or changes disproportionately affect the Company, (B) any change in the economic or business conditions affecting the industries in which the Company conducts its business (in each case that do not disproportionately affect the Company), (C) any change in applicable Law, (D) an act of god, act of war or terrorism or (E) any change resulting from any announcement of the transactions contemplated by this Agreement, or (ii) materially and adversely affects the ability of the Stockholders or the Company to consummate the transactions contemplated by this Agreement.

“Material Contracts” has the meaning set forth in Section 4.13(a).

“Merger Consideration” has the meaning set forth in Section 2.1.

“Net Working Capital” has the meaning set forth in Section 2.3(b).

“Order” means any order, injunction, judgment, decree, consent decree, ruling, writ, assessment or award of a Governmental Body.

7.

“Organizational Documents” means, as applicable, the certificate or articles of incorporation, certificate or articles of formation or organization, as applicable, and bylaws, shareholder agreements, operating agreements, partnership agreements and any similar governing or constitutive documents or agreements of any Person, each as currently in effect.

“Permits” means any approvals, authorizations, consents, licenses, permits or certificates of a Governmental Body necessary for the ownership or operation of the Company’s assets, or the conduct of its businesses as presently conducted.

“Permitted Exceptions” means (i) all defects, exceptions, restrictions, easements, rights of way and encumbrances disclosed in policies of title insurance which have been made available to Alarm or the Merger Sub by the Company, which currently affect title to such Company Property and which do not individually or in the aggregate interfere with or adversely affect the value, marketability or current use thereof in the business as conducted by the Company; (ii) statutory liens for current Taxes, assessments or other governmental charges not yet delinquent or the amount or validity of which is being contested in good faith by appropriate proceedings and for which appropriate reserves under GAAP have been established in the books of account of the Company; (iii) mechanics’, carriers’, workers’, repairers’ and similar Liens arising or incurred in the ordinary course of business for sums not yet delinquent; and (iv) title of a lessor under an operating lease with respect to leased property.

“Person” means any individual, corporation, partnership, firm, joint venture, association, joint-stock company, trust, unincorporated organization, Governmental Body or other entity.

“PII” has the meaning set forth in Section 4.12(h).

“Post-Closing Period” has the meaning set forth in Section 7.6(b).

“Pre-Closing Period” has the meaning set forth in Section 7.6(a).

“Privacy Policy” has the meaning set forth in Section 4.12(h).

“Prohibited Territory” means the Unites States of America.

“Qualifying Event” has the meaning set forth in Section 4.15(h).

“Real Property Lease” has the meaning set forth in Section 4.10(b).

8.

“Reference Balance Sheet” has the meaning set forth in Section 4.6(d).

“Reference Balance Sheet Date” has the meaning set forth in Section 4.6(d).

“Series A Holder” has the meaning set forth in the Recitals.

“Series A Preferred Per Share Merger Consideration” means an amount equal to $0.19, subject to decrease, if the Closing occurs after May 6, 2013, ns a result of additional accrued interest on indebtedness through the date of repayment and expenses of the transaction, plus the Applicable Percentage of any Stockholder Earnout Payment per share or funds released pursuant to the Escrow Agreement to Series A Holders on a per share basis.

“Series A Preferred Stock” means the Company’s Series A Preferred Stock, $0.001 par value per share.

“Series A Shares” has the meaning set forth in the Recitals.

“Series B Documents” means the documents executed by the Company and the Series B Holders including but not limited to the Voting Agreement, Investor Rights Agreement and Right of First Refusal and Co-Sale Agreement.

“Series B Holder” has the meaning set forth in the Recitals.

“Series B Preferred Per Share Merger Consideration” means the applicable amount payable with respect to each share of Series B Preferred Stock in accordance with Schedule B, which amount shall range from $0.25 to $0.30 per share (such range representing the impact on allocation of proceeds of differing amounts of accrued dividends applicable to each such share based upon the respective dates of issuance of each such share), subject to decrease, if the Closing occurs after May 6, 2013, as a result of additional accrued interest on indebtedness through the date of repayment and expenses of the transaction, plus the Applicable Percentage of any Stockholder Earnout Payment per share or funds released pursuant to the Escrow Agreement to Series B Holders on a per share basis.

“Series B Preferred Stock” means the Company’s Series B Preferred Stock, $0.001 par value per share.

“Series B Shares” has the meaning set forth in the Recitals.

9.

“Shares” means Series A Shares, Series B Shares, and Common Shares.

“Software Revenue” has the meaning set forth in Section 2.4(e).

“Stockholder” has the meaning set forth in the Recitals.

“Stockholder Documents” means the Letter of Transmittal executed by each Stockholder of the Company in connection with this Agreement.

“Stockholder Earnout Payment” has the meaning set forth in Section 2.4(c).

“Stockholder Representative” has the meaning set forth in Section 11.14(a).

“Stockholder Representative Fund” has the meaning set forth in Section 11.14(d).

“Straddle Period” has the meaning set forth in Section 7.6.

“Target Net Working Capital” means $0.00.

“Taxes” means (i) all federal, state, local or foreign taxes, charges, fees, imposts, levies or other assessments, including, without limitation, all net income, alternative or add-on minimum tax, adjusted gross income or gross receipts, capital, sales, use, ad valorem, value added, transfer, franchise, profits or excess profits, inventory, capital stock, license, withholding, payroll, employment (including employee withholding or employer payroll tax, FICA or FUTA), social security, unemployment, excise, severance, stamp, healthcare or health insurance, occupation, real or personal property and estimated taxes, prohibited transactions, premiums, occupation, customs duties, fees, assessments and charges of any kind whatsoever, (ii) all interest, penalties, fines, additions to tax or additional amounts imposed by any Taxing Authority in connection with any item described in clause (i), and (iii) any Liability with respect to any items described in clauses (i) or (ii) payable by reason of Contract, assumption, transferee liability, operation of law, Treasury Regulation Section 1.1502-6 (or any predecessor· or successor thereof or any analogous or similar provision of Law) or otherwise.

“Taxing Authority” means the IRS and any other Governmental Body responsible for the administration of any Tax.

10.

“Tax Return” means any return, report or statement required to be filed with respect to any Tax (including any elections, declarations, schedules or attachments thereto and any amendment thereof), including any information return, claim for refund, amended return or declaration of estimated Tax, and including, where permitted or required, combined, consolidated or unitary returns for any group of entities that includes the Company or any of its Affiliates.

“Technology Assets” means: (a) all data and information, in any medium, including proprietary information, technical information, source code and object code; (b) all books, records, files, papers (including passcode sets for each of back-end provider and each customer of the Company); and (c) all delivery platforms, gateways, “on ramp” connections and access points relating to the Company.

“Total Revenue” has the meaning set forth in Section 2.4(e).

“WC Overpayment” has the meaning set forth in Section 2.3(f).

“WC Underpayment” has the meaning set forth in Section 2.3(f).

“Website” has the meaning set forth in Section 4.12(c).

11.

Below is a list of omitted schedules (or similar attachments) from the Agreement and Plan of Merger, by and among Alarm.com Holdings, Inc., EnergyHub Holdings, Inc., EnergyHub, Inc., and Shareholder Representative Services LLC, as stockholder representative, dated May 3, 2013. The registrant agrees to furnish supplementally a copy of any omitted schedule to the SEC upon request.

Schedule B	Series B Per Share

Exhibit A	Series B Holders
Exhibit B	Series A Holders
Exhibit C	Common Holders
Exhibit D	Form of Certificate of Merger
Exhibit E	Form of Letter of Transmittal
Exhibit F	Form of Escrow Agreement
Exhibit G	Initial Six Month Rolling Forecast
Exhibit H	Form of Stockholder Consent

Schedule 2.2(b)	Payments on the Closing Date
Schedule 2.4(b)	Earn-Out Payments
Schedule 2.4(e)	Revenue Projections
Schedule 2.6	Escrow Allocations
Schedule 3.4(a)(iii)	Directors and Officers
Schedule 3.4(a)(iv)	Terminated Debt
Schedule 3.4(a)(x)	Terminated Agreements
Schedule 4.1	Organization and Good Standing
Schedule 4.3(a)	Conflicts
Schedule 4.3(b)	Consents of Third Parties
Schedule 4.4(a)	Capital Stock
Schedule 4.4(b)	Options and Warrants
Schedule 4.7	Undisclosed Liabilities
Schedule 4.8	Absence of Certain Developments
Schedule 4.9	Taxes
Schedule 4.10(b)	Leased Real Property
Schedule 4.11	Title; Sufficiency
Schedule 4.12(a)	Intellectual Property Registrations
Schedule 4.12(c)	Out-Bound Licenses
Schedule 4.12(d)	Liens
Schedule 4.12(f)	Intellectual Property Safeguards
Schedule 4.12(h)	Privacy
Schedule 4.12(j)	Third Party Intellectual Property

12.

Schedule 4.12(k)	Payments under SIPCO License Agreement
Schedule 4.13(a)	Material Contracts
Schedule 4.14(a)	Employees; Compensation
Schedule 4.15 (a)	Employee Benefit Plans under ERISA
Schedule 4.15 (b)	Employee Benefit Plans exempt from ERISA
Schedule 4.15(d)	Employee Pension Benefit Plans
Schedule 4.15(e)	Nonqualified Deferred Compensation Plans
Schedule 4.15(g)	Multiemployer Plans
Schedule 4.15(h)	Qualifying Events under COBRA
Schedule 4.17(a)	Legal Proceedings
Schedule 4.17(b)	Orders
Schedule 4.17(c)	Claims
Schedule 4.18(a)	Claims or Investigations
Schedule 4.18(b)	Permits
Schedule 4.20	Insurance
Schedule 4.21	Significant Customers and Suppliers
Schedule 4.23	Affiliate Transactions
Schedule 4.24	Banking Facilities
Schedule 4.25	Products Liability
Schedule 9.2(a)	Indemnification of Alarm Indemnified Parties

13.